Exhibit 99.1

38,850,000 Common Shares

IAMGOLD Corporation

UNDERWRITING AGREEMENT

August 9, 2016

August 9, 2016

TD Securities Inc.

National Bank Financial Inc.

Morgan Stanley Canada Limited

Citigroup Global Markets Canada Inc.

Deutsche Bank Securities Inc.

GMP Securities L.P.

Canaccord Genuity Corp.

CIBC World Markets Inc.

Cormark Securities Inc.

Paradigm Capital Inc.

Raymond James Ltd.

Scotia Capital Inc.

Credit Suisse Securities (Canada), Inc.

Macquarie Capital Markets Canada Ltd.

c/o TD Securities Inc.

66 Wellington Street West

TD Bank Tower, 8th Floor

Toronto, ON M5K 1A2

Ladies and Gentlemen:

IAMGOLD Corporation, a corporation amalgamated under the Canada Business Corporations Act (the “Corporation”), proposes to issue and sell to the several Underwriters named in Schedule I hereto (the “Underwriters”), an aggregate of 38,850,000 common shares of the Corporation (the “Firm Shares”).

The Corporation also proposes to issue and sell to the several Underwriters not more than an additional 5,827,500 common shares of the Corporation (the “Additional Shares”) if and to the extent that TD Securities Inc. (“TDSI”), National Bank Financial Inc. (“NBFI”) and Morgan Stanley Canada Limited (“MSCL”), as the bookrunners (the “Bookrunners” or “you”) of the offering, shall have determined to exercise, on behalf of the Underwriters, the right to purchase such shares granted to the Underwriters in Section 3 hereof. The Firm Shares and the Additional Shares are hereinafter collectively referred to as the “Shares”.

The Corporation is qualified under Canadian Securities Laws (as defined below), including the rules and procedures established pursuant to National Instrument 44-101 – Short Form Prospectus Distributions (“NI 44-101”) and National Instrument 44-102 – Shelf Distributions (the “Shelf Procedures”), in connection with a distribution of the Shares in each of the Canadian Qualifying Jurisdictions (as defined below) to file a prospectus in the form of a short form base shelf prospectus. A preliminary short form base shelf prospectus and a final short form base shelf prospectus, in each case, in respect of up to US$1,000,000,000 of common shares, first preference shares, second preference shares, debt securities, warrants and subscription receipts of the Corporation (the “Shelf Securities”) have been filed with the Ontario

Securities Commission (the “OSC”), as principal regulator, and with each of the securities commissions or similar regulatory authorities other than the Autorité des marchés financiers (the “Canadian Securities Commissions”) in each of the provinces and territories of Canada other than the Province of Quebec (the “Canadian Qualifying Jurisdictions”) in respect of the offering of the Shelf Securities; a receipt (the “Preliminary Receipt”) has been obtained from the OSC in its capacity as principal regulator, representing the deemed receipt of each of the other Canadian Securities Commissions pursuant to Multilateral Instrument 11-102 – Passport System and National Policy 11-202 – Process for Prospectus Reviews in Multiple Jurisdictions (collectively, the “Passport System”) in respect of such preliminary short form base shelf prospectus in the form heretofore delivered to the Underwriters (together with all documents filed in connection therewith and all documents incorporated by reference therein); and a receipt (the “Final Receipt”) has been obtained from the OSC in its capacity as principal regulator, representing the deemed receipt of each of the other Canadian Securities Commissions pursuant to the Passport System in respect of such final short form base shelf prospectus in the form heretofore delivered to the Underwriters (together with all documents filed in connection therewith and all documents incorporated by reference therein). No other document pertaining to such final short form base shelf prospectus or document incorporated by reference therein has been filed with the OSC as principal regulator and/or with any of the other Canadian Securities Commissions except for any documents heretofore delivered to the Underwriters; no order having the effect of ceasing or suspending the distribution of the Shelf Securities (including any Shares) has been issued by the OSC or any other Canadian Securities Commission and no proceeding for that purpose has been initiated or, to the Corporation’s knowledge, threatened by the OSC or any other Canadian Securities Commission (the final short form base shelf prospectus filed with the OSC as principal regulator and with each of the other Canadian Securities Commissions on or before the date of this Agreement for which a receipt has been issued by the OSC in its capacity as principal regulator, representing the deemed receipt of each of the other Canadian Securities Commissions pursuant to the Passport System being hereinafter called the “Canadian Base Prospectus”). The draft shelf prospectus supplement, filed with the Canadian Securities Commissions on August 8, 2016, relating to the offering of the Shares used in Canada which excludes the public offering price and other final terms, together with the Canadian Base Prospectus, is hereafter called the “Canadian Preliminary Prospectus”; the shelf prospectus supplement relating to the offering of the Shares, which includes the public offering price and other final terms omitted from the Canadian Preliminary Prospectus, to be filed with the OSC as principal regulator and with each of the other Canadian Securities Commissions in accordance with the Shelf Procedures and in accordance with Section 8(b) hereof (the “Canadian Supplement”, together with the Canadian Base Prospectus, is hereinafter called the “Canadian Prospectus”). As used herein, the terms “Canadian Base Prospectus”, “Canadian Preliminary Prospectus”, “Canadian Supplement” and “Canadian Prospectus” shall include the documents incorporated by reference therein.

The Corporation has filed with the United States Securities and Exchange Commission (the “Commission” or “SEC”) a registration statement on Form F-10 (File No. 333-210437), as amended, relating to the Shelf Securities and an appointment of agent for service of process on Form F-X (a “Form F-X”) relating to the registration statement; there are no reports or other information that in accordance with the requirements of the OSC or any Canadian Securities Commission must be made publicly available in connection with the offering of the Shares that have not been made publicly available as required; there are no documents required to be filed with the OSC or any Canadian Securities Commission in connection with the Prospectuses (as defined below) that have not been filed as required; there are no contracts, documents or other materials required to be described or referred to in the Registration Statement or the Prospectuses (as hereinafter defined) or to be filed or incorporated by reference as exhibits to the Registration Statement (as defined below) that are not described, referred to or filed or incorporated by reference as required. The registration statement as amended to the date of this Agreement is hereinafter called the “Registration Statement”; the base prospectus relating to the Shelf Securities filed as part of the Registration Statement, in the form in which it has most recently been filed with the Commission on or prior to the date of this Agreement, is hereinafter called the “U.S. Base Prospectus”. For purposes of this Agreement, “U.S. Preliminary Prospectus” means the preliminary prospectus supplement, dated August 8, 2016, relating to the offering of the Shares which excludes the public offering price and other final terms, together with the U.S. Base Prospectus, filed in accordance with the Commission pursuant to General Instruction II.L of Form F-10 and “U.S. Prospectus” means the final prospectus supplement relating to the offering of the Shares which includes the public offering price and other final terms omitted from the U.S. Preliminary Prospectus, together with the U.S. Base Prospectus, filed with the Commission pursuant to General Instruction II.L of Form F-10 in accordance with Section 8(b) hereof. As used herein, the terms “Registration Statement”, “U.S. Base Prospectus”, “Time of Sale Prospectus”, “U.S. Preliminary Prospectus” and “U.S. Prospectus” shall include the documents incorporated by reference therein.

For purposes of this Agreement, “free writing prospectus” has the meaning set forth in Rule 405 under the U.S. Securities Act of 1933, as amended (the “Securities Act”), “Time of Sale Prospectus” means the U.S. Preliminary Prospectus together with the term sheet and other free writing prospectuses, if any, each identified in Schedule II hereto, in each case, exclusive of any amendment or supplement subsequent to the execution of this Agreement, and “Applicable Time” means 5:00 p.m. (Toronto Time) on August 8, 2016.

The Terms “supplement,” “amendment,” and “amend” as used herein with respect to the Registration Statement, the Canadian Base Prospectus, the Canadian Preliminary Prospectus, the U.S. Base Prospectus, the U.S. Preliminary Prospectus, the Time of Sale Prospectus or any free writing prospectus shall include any document subsequently filed by the Corporation pursuant to the Shelf Procedures or the United States Securities Exchange Act of 1934, as amended (the “Exchange Act”), as the case may be, that is deemed to be incorporated by reference therein. As used herein, “Base Prospectuses” shall mean, collectively, the Canadian Base Prospectus and the U.S. Base Prospectus; “Preliminary Prospectuses” shall mean, collectively, the Canadian Preliminary Prospectus and the U.S. Preliminary Prospectus; and “Prospectuses” shall mean, collectively, the Canadian Prospectus and the U.S. Prospectus, as amended or supplemented, if applicable.

1. Representations and Warranties of the Corporation. The Corporation represents and warrants to and agrees with each of the Underwriters and acknowledges that each of the Underwriters is relying upon such representations and warranties in connection with its execution and delivery of this Agreement that:

(a) The Registration Statement has become effective; no stop order suspending the effectiveness of the Registration Statement is in effect, and no proceedings for such purpose are pending before or, to the Corporation’s knowledge, threatened by the Commission; the Final Receipt has been obtained from the OSC as principal regulator representing the deemed receipt of each of the other Canadian Securities Commissions in respect of the Canadian Base Prospectus and no order or action that would have the effect of suspending the distribution of the Shares has been issued or taken by any Canadian Securities Commission and no proceedings for that purpose have been instituted or are pending or, to the knowledge of the Corporation, are contemplated by any Canadian Securities Commission.

(b) (i) The Registration Statement did not contain, when it became effective, and will not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein not misleading, (ii) the Canadian Prospectus will, when the Canadian Supplement is filed, be true and correct in all material respects and contain full, true and plain disclosure of all material facts relating to the Corporation and the Shares as required by Canadian Securities Laws (as defined below), and will not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances in which they were made, not misleading, (iii) the Registration Statement, the U.S. Preliminary Prospectus and the U.S. Prospectus comply and will comply in all material respects with the Securities Act and the applicable rules and regulations of the Commission thereunder, (iv) the Canadian Preliminary Prospectus and the Canadian Prospectus comply and will comply in all material respects with Canadian Securities Laws, (v) the Time of Sale Prospectus, as of the Applicable Time did not, as of the date hereof does not, and at the time of each sale of the Shares in connection with the offering when the U.S. Prospectus is not yet available to prospective purchasers, the Time of Sale Prospectus, as then amended or supplemented by the Corporation, if applicable, will not, contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading, and (vi) each of the Prospectuses as of their dates and as of the Closing Date (as defined in Section 5 hereof) does not contain and will not contain any untrue statement of a material fact or omit to state a material fact, necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading and will be true and correct in all material respects and contain full, true and plain disclosure of all material facts relating to the Corporation and the Shares as required by Canadian Securities Laws, except that the representations and warranties set forth in this paragraph do not apply to statements or omissions in the Registration Statement, the Time of Sale Prospectus or the Prospectuses based upon information relating to any Underwriter furnished to the Corporation in writing by such Underwriter through you expressly for use therein. The Form F-X conforms in all material respects with the requirements of the Securities Act and the rules and regulations of the Commission under the Securities Act.

(c) The Corporation has complied with all applicable securities laws in each of the Canadian Qualifying Jurisdictions, including the respective rules and regulations made thereunder together with applicable published national and local instruments, policy statements, notices, blanket rulings and orders of the Canadian Securities Commissions and all discretionary rulings and orders applicable to the Corporation, if any, of the Canadian Securities Commissions (collectively, “Canadian Securities Laws”), required to be complied with by the Corporation to qualify the distribution of the Shares to the public as contemplated hereby in each of the Canadian Qualifying Jurisdictions except for the filing of the Canadian Supplement.

(d) The Corporation is not an “ineligible issuer” in connection with the offering pursuant to Rules 164, 405 and 433 under the Securities Act. Any free writing prospectus that the Corporation is required to file pursuant to Rule 433(d) under the Securities Act has been, or will be, filed with the Commission in accordance with the requirements of the Securities Act and the applicable rules and regulations of the Commission thereunder. Each free writing prospectus that the Corporation has filed, or is required to file, pursuant to Rule 433(d) under the Securities Act or that was prepared by or on behalf of or used or referred to by the Corporation complies or will comply in all material respects with the requirements of the Securities Act and the applicable rules and regulations of the Commission thereunder. Except for the free writing prospectuses, if any, identified in Schedule II or III hereto, and electronic road shows, if any, each furnished to you before first use, the Corporation has not prepared, used or referred to, and will not, without your prior consent, prepare, use or refer to, any free writing prospectus. The Corporation meets the general eligibility requirements for use of Form F-10 under the Securities Act.

(e) Each document filed or to be filed with the Canadian Securities Commissions and incorporated by reference in the Canadian Preliminary Prospectus or the Canadian Prospectus, when such documents were or are filed with the Canadian Securities Commissions, conformed or will conform when so filed in all material respects with Canadian Securities Laws, and none of such documents, as of their respective dates, contained or will contain any untrue statement of material fact or omitted or will omit to state a material fact required to be stated therein or necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading; each document, if any, filed or to be filed pursuant to the Exchange Act and incorporated by reference in the Time of Sale Prospectus or the U.S. Prospectus complied or will comply when so filed in all material respects with the Exchange Act and the applicable rules and regulations of the Commission thereunder, and none of such documents, as of their respective dates, contained or will contain any untrue statement of a material fact or omitted or will omit to state a material fact required to be stated therein or necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading; provided, however, that this representation and warranty shall not apply to any statements or omissions contained in the Canadian Preliminary Prospectus, the Canadian Prospectus, the Time of Sale Prospectus, the U.S. Preliminary Prospectus or the U.S. Prospectus based upon information relating to any Underwriter furnished to the Corporation in writing by such Underwriter through you expressly for use therein.

(f) The Corporation has been duly organized and is validly existing under the Canada Business Corporations Act, and has all requisite corporate power and authority to carry on its business, as now conducted and as presently proposed to be conducted by it, and to own, lease and operate its properties and assets (including any royalty and/or other interest) currently owned, and to carry out the transactions contemplated by this Agreement. No act or proceeding has been taken by or against the Corporation in connection with its liquidation, winding-up or bankruptcy.

(g) The only subsidiaries material to the Corporation (on a consolidated basis) are: AGEM Ltd., Rosebel Gold Mines N.V., IAMGOLD Essakane S.A., 2324010 Ontario Inc. and Trelawney Mining and Exploration Inc. (each, a “Material Subsidiary” and, together, the “Material Subsidiaries”). Each Material Subsidiary is a corporation or company duly organized and validly existing under the laws of the jurisdiction of its organization, is current and up-to-date with all material filings required to be made under the laws of its jurisdiction of organization and has the requisite corporate power and capacity to own, lease and operate its properties and assets (including any royalty or other interest) and to conduct its business as now carried on by it, and is duly qualified to transact business and is in good standing in each jurisdiction in which such qualification is required, whether by reason of the ownership or leasing of property or the conduct of business, except where the failure to be so would not have a material adverse effect on, or result in a material adverse change to, the business, affairs, capital, operations, properties, assets or condition (financial or otherwise) of the Corporation and its subsidiaries, considered on a consolidated basis, or on the Corporation’s ability to perform its obligations under this Agreement and to consummate the transactions contemplated herein (a “Material Adverse Effect”). All of the issued and outstanding shares in the capital of each Material Subsidiary have been duly authorized and validly issued, are fully paid and non-assessable and, except as described in the Time of Sale Prospectus and the Prospectuses, are directly or indirectly beneficially owned by the Corporation, free and clear of any encumbrance or title defect of whatever kind or nature, regardless of form, whether or not registered or registrable and whether or not consensual or arising by law (statutory or otherwise), including any mortgage, lien, charge, pledge or security interest, whether fixed or floating, or any assignment, lease, option, right of pre-emption, privilege, encumbrance, easement, servitude, right of way, restrictive covenant, right of use or any other right or claim of any kind or nature whatever which affects ownership or possession of, or title to, any interest in, or the right to use or occupy such property or assets (each, a “Lien” and, together, the “Liens”), except such Liens as described in the Time of Sale Prospectus and the Prospectuses, and none of the outstanding shares of the capital stock of any Material Subsidiary was issued in violation of pre-emptive or similar rights of any security holder of such subsidiary. Except as described in the Time of Sale Prospectus and the Prospectuses, there exist no options, warrants, purchase rights, or other contracts or commitments that could require the Corporation to sell, transfer or otherwise dispose of any capital stock of any Material Subsidiary. No act or proceeding has been taken by or against the Material Subsidiaries in connection with their liquidation, winding-up or bankruptcy.

(h) The Corporation has full corporate power and authority to enter into this Agreement and any agreements, certificates and documents executed and delivered, or to be executed and delivered, by the Corporation in connection with the transactions contemplated by this Agreement and to do all acts and things and execute and deliver all documents as are required hereunder and thereunder to be done, observed, performed or executed and delivered by it in accordance with the terms hereof and thereof. The Corporation has full corporate power and authority to do all acts and things and execute and deliver all documents as are required to be done, observed, performed, executed or delivered in order to complete the transactions contemplated by, or described in, the Time of Sale Prospectus and the Prospectuses.

(i) The Corporation has taken all necessary corporate action to authorize the execution, delivery and performance of this Agreement and to authorize the completion of the transactions contemplated hereby, including, as applicable, the issuance, sale and delivery of the Shares and the execution and delivery of the Canadian Preliminary Prospectus and the Canadian Prospectus and, in each case, the filing thereof and the filing of all documents incorporated by reference therein under Canadian Securities Laws in each Canadian Qualifying Jurisdiction.

(j) The authorized capital of the Corporation consists of an unlimited number of common shares, an unlimited number of First Preference Shares, and an unlimited number of Second Preference Shares, of which 405,986,300 common shares, no First Preference Shares and no Second Preference Shares were issued and outstanding as of the close of business on the last business day preceding the date of this Agreement. In addition, the Corporation has outstanding share options, restricted share units, and performance share units pursuant to which an aggregate of 10,097,229 common shares are issuable in accordance with the terms thereof. All of the issued and outstanding common shares of the Corporation were validly issued by the Corporation and are fully paid and non-assessable shares in the capital of the Corporation.

(k) The Shares have been duly authorized for issuance and sale to the Underwriters pursuant to this Agreement. The Firm Shares will, upon payment of the consideration therefor, be validly issued by the Corporation as fully paid and non-assessable shares in the capital of the Corporation. The Additional Shares will, upon exercise by the Underwriters of the option to purchase the Additional Shares pursuant to Section 3 hereof and payment of the consideration therefor, be validly issued by the Corporation and will be fully paid and non-assessable shares in the capital of the Corporation.

(l) The Corporation is a reporting issuer in each of the Canadian Qualifying Jurisdictions and is in compliance in all material respects with the timely filing and continuous disclosure obligations under Canadian Securities Laws. The Corporation’s common shares are registered with the SEC under Section 12(b) of the Exchange Act and the Corporation is in compliance in all material respects with any filing or other requirements under the Exchange Act.

(m) The Shares conform and will conform to all statements relating thereto contained in the Time of Sale Prospectus and the Prospectuses and such description conforms to the rights set forth in the instruments defining the same. The issuance of the Shares is not subject to the pre-emptive rights of any shareholder of the Corporation.

(n) Except as disclosed in the Time of Sale Prospectus and the Prospectuses, no person has any right, agreement or option, present or future, contingent or absolute, or any right capable of becoming a right, agreement or option, for the issue or allotment of any unissued shares of the Corporation or any other agreement or option, for the issue or allotment of any other security convertible into or exchangeable for any such shares or to require the Corporation to purchase, redeem or otherwise acquire any of the issued and outstanding shares of the Corporation.

(o) The consolidated financial statements of the Corporation included or incorporated by reference in the Registration Statement, the Base Prospectuses, the Time of Sale Prospectus and the Prospectuses (“Corporation Financial Information”), together with the related schedules and notes, (i) present fairly, in all material respects, the financial position of the Corporation, as at the date specified in such Corporation Financial Information; (ii) have been prepared in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”) applied on a consistent basis throughout the periods involved, and (iii) comply with the requirements of Canadian Securities Laws and the requirements of the SEC.

(p) Neither the Corporation nor the Material Subsidiaries have any material liabilities, obligations, indebtedness or commitments, whether accrued, absolute, contingent or otherwise, which are not disclosed or referred to in the Corporation Financial Information, the Time of Sale Prospectus and the Prospectuses.

(q) The offering and sale of the Shares, the execution and delivery of this Agreement, the compliance by the Corporation with the provisions of this Agreement or the consummation of the transactions contemplated herein or contemplated by, or described in, the Time of Sale Prospectus or the Prospectuses, including, without limitation, the issue of the Shares for the consideration and upon the terms and conditions as set out herein, do not or will not:

(i)	result in any breach of, or constitute a default under, and do not and will not create a state of facts which, after notice or lapse of time or both, would result in a breach of or constitute a default under, (a) any term or provision of the articles, by-laws or other constating documents, or resolutions of the directors or shareholders, of the Corporation, (b) any indenture, mortgage, note, contract, agreement (written or oral), instrument, lease or other document to which the Corporation or any Material Subsidiary is a party or to which any of them or any of the properties or assets (including any royalty or other interest) currently owned by them are subject, except as such would not have a Material Adverse Effect, or (c) any judgment, decree, order, statute, rule or regulation of any court, governmental authority, arbitrator, stock exchange or securities regulatory authority applicable to the Corporation or any Material Subsidiary or any of the properties or assets (including any royalty or other interest) currently owned by them; or

(ii)	create a right for any other party to terminate, accelerate or in any way alter any other rights existing under any indenture, mortgage, note, contract, agreement (written or oral), instrument, lease or other document to which the Corporation or any Material Subsidiary is a party or by which any of them or any of the properties or assets (including any royalty or other interest) currently owned is bound, except such as would not have a Material Adverse Effect.

(r) The Corporation is not, and as a result of the sale of the Shares contemplated hereby, will not be, required to register as an “investment company” as such term is defined in the United States Investment Company Act of 1940, as amended.

(s) The accounting firm who reported on and audited the Corporation Financial Information that has been audited, is independent with respect to the Corporation within the Rules of Professional Conduct of the Institute of Chartered Accountants of Ontario, is registered with the Canadian Public Accountability Board and is an independent registered public accounting firm within the meaning of the Securities Act and the applicable rules and regulations thereunder adopted by the Commission and the Public Company Accounting Oversight Board (United States). There has not been any “reportable event” (within the meaning of National

Instrument 51-102 – Continuous Disclosure Obligations) with respect to the accounting firm who reported on and audited the Corporation Financial Information.

(t) The Corporation maintains, and will maintain, a system of internal accounting controls sufficient to provide reasonable assurance that (i) transactions are executed in accordance with management’s general or specific authorizations, (ii) transactions are recorded as necessary to permit preparation of financial statements in conformity with IFRS and to maintain asset accountability, (iii) access to assets is permitted only in accordance with management’s general or specific authorization, and (iv) the recorded accountability for assets is compared with the existing assets at reasonable intervals and appropriate action is taken with respect to any differences.

(u) The Corporation maintains disclosure controls and procedures (as such term is defined in Rule 13a-15(e) under the Exchange Act) that comply with the requirements of the Exchange Act; such disclosure controls and procedures have been designed to ensure that material information relating to the Corporation is made known to the officers of the Corporation.

(v) The Corporation and each Material Subsidiary has conducted and is conducting the business thereof in compliance in all material respects with all applicable laws, rules, regulations, tariffs, orders and directives of each jurisdiction in which it carries on business and possesses all material approvals, consents, certificates, registrations, authorizations, permits, leases and licenses issued by the appropriate provincial, state, municipal, federal or other regulatory agency or body necessary to carry on the business currently carried on, or contemplated to be carried on, by it, is in compliance in all material respects with the terms and conditions of all such approvals, consents, certificates, authorizations, permits, leases and licenses and with all laws, regulations, tariffs, rules, orders and directives material to the operations and business thereof, and none of the Corporation or any Material Subsidiary has received any notice of the modification, revocation or cancellation of, or any intention to modify, revoke or cancel or any proceeding relating to the modification, revocation or cancellation of any such approval, consent, certificate, authorization, permit, lease or license, except such as would not, individually or in the aggregate, if the subject of an unfavourable decision, order, ruling or finding, have a Material Adverse Effect.

(w) All of the material contracts and agreements of the Corporation and of the Material Subsidiaries not made in the ordinary course of business have been filed, to the extent required under Canadian Securities Laws, with the applicable Canadian Securities Commissions and are disclosed in the Time of Sale Prospectus and the Prospectuses.

(x) Except as disclosed in the Time of Sale Prospectus and the Prospectuses, the Corporation has not approved, entered into any binding agreement in respect of, or has any knowledge of, the purchase of any material property or assets or any interest therein or the sale, transfer or other disposition of any material property or assets or any interest therein currently owned, directly or indirectly, by the Corporation, whether by asset sale, transfer of shares or otherwise. There are no “significant acquisitions” (as such terms are defined in NI 51-102) and no such acquisitions are proposed (within the meaning of NI 44-101F1) for which the

Corporation is required, pursuant to applicable securities laws to include additional financial disclosure.

(y) All material tax returns, reports, elections, remittances, filings, withholdings and payments of the Corporation, and the Material Subsidiaries, required by law to be filed or made, have been filed or made (as the case may be) and are true, complete and correct in all material respects and all taxes and liabilities in respect thereto due and payable by the Corporation and the Material Subsidiaries and all material amounts of taxes and liabilities in respect thereto owing by the Material Subsidiaries as at December 31, 2015 have been paid or accrued in the Corporation’s Financial Statements. The Corporation and its Material Subsidiaries have not received any assessments or reassessments from any taxing authority, the Corporation and its Material Subsidiaries are not currently subject to an audit by a taxing authority and nor is the Corporation aware of any pending audit which indicates that any tax return which was filed is being reassessed or challenged in any way and the Corporation confirms it has received no notice or other communication indicating that any tax authority has demanded that any tax return not yet filed be filed immediately or within a specified time. The Corporation and its Material Subsidiaries have withheld or collected and timely remitted to the appropriate governmental authority all amounts required to be withheld or collected, as the case may be, and remitted from all amounts paid or credited to or by the Corporation or any of its Material Subsidiaries. The Corporation is not aware of any material contingent tax liability of the Corporation or of any of its Material Subsidiaries.

(z) None of the Corporation or any Material Subsidiary is in default of any term, covenant or condition under or in respect of any judgment, order, agreement or instrument to which it is a party or to which it or any of the properties or assets (including any royalty or other interest) thereof are or may be subject, and no event has occurred and is continuing, and no circumstance exists which has not been waived, which constitutes a default by it in respect of any commitment, agreement, document or other instrument to which the Corporation or any Material Subsidiary is a party or by which it is otherwise bound entitling any other party thereto to accelerate the maturity of any amount owing thereunder, except with respect to all of the foregoing such as would not, individually or in the aggregate, if the subject of an unfavourable decision, order, ruling or finding, have a Material Adverse Effect.

(aa) Except as disclosed in the Time of Sale Prospectus and the Prospectuses, there is no action, suit, proceeding, inquiry or investigation before or brought by any court or governmental agency, governmental instrumentality or body, domestic or foreign, now pending or, to the knowledge of the Corporation, threatened against or affecting the Corporation, any of its subsidiaries, and of its of their joint venture partners any of their respective properties or assets (including any royalty or other interest) currently owned, which is required to be disclosed under Canadian Securities Laws and which is not so disclosed, or which if determined adversely, would reasonably be expected to have a Material Adverse Effect.

(bb) Except as disclosed in the Time of Sale Prospectus and the Prospectuses, neither the Corporation nor the Material Subsidiaries have any responsibility or obligation to pay or have paid on their behalf any material commission, royalty or similar payment to any person with respect to their property rights.

(cc) None of the offering and sale of the Shares, the execution and delivery of this Agreement by the Corporation, the compliance by the Corporation with the provisions of this Agreement or the consummation by the Corporation of the transactions contemplated herein or contemplated by, or described in, the Time of Sale Prospectus and the Prospectuses, including, without limitation, the issue of the Shares for the consideration and upon the terms and conditions as set out herein, do or will require the consent, approval, or authorization, order or agreement of, or registration or qualification with, any governmental agency, body or authority, court, stock exchange, securities regulatory authority or other person, except as has been obtained or made or will be obtained or made on or prior to the Closing Date.

(dd) Other than the fee due to the Underwriters pursuant to this Agreement, there is no person acting or, to the knowledge of the Corporation, purporting to act at the request of the Corporation, who is entitled to any brokerage or finder’s fees in connection with the transactions contemplated herein.

(ee) This Agreement has been duly authorized, executed and delivered by the Corporation.

(ff) To the knowledge of the Corporation, none of the directors or officers of the Corporation are now, or have been in the ten (10) years prior to the date hereof, subject to an order or ruling of any securities regulatory authority or stock exchange prohibiting such individual from acting as a director or officer of a public company or of a company listed on a particular stock exchange.

(gg) Neither the Corporation nor any of its subsidiaries owes any amount to, nor has the Corporation or any of its subsidiaries made any present loans to, or borrowed any amount from or is otherwise indebted to, any officer, director, employee or securityholder of any of them or any person not dealing at “arm’s-length” (as such term is defined in the Income Tax Act (Canada)) with any of them, except for usual employee reimbursements and compensation paid in the ordinary and normal course of the business of the Corporation or any of its subsidiaries. Except as disclosed in the Time of Sale Prospectus and the Prospectuses and usual employee or consulting arrangements made in the ordinary and normal course of business, neither the Corporation nor any of its subsidiaries is a party to any contract, agreement or understanding with any officer, director, employee or securityholder of any of them or any other person not dealing at arm’s-length with the Corporation and its subsidiaries.

(hh) The Corporation and its subsidiaries, and their respective officers and directors are in compliance with the applicable provisions of the Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”, which term, as used herein, includes the rules and regulations of the SEC thereunder).

(ii) No securities commission or any similar regulatory authority in any jurisdiction has issued any order which is currently outstanding preventing or suspending trading in any securities of the Corporation, no such proceeding is, to the knowledge of the Corporation, pending, contemplated or threatened, and the Corporation is not in default of any requirement of Canadian Securities Laws, the Securities Act and the Exchange Act except such as would not have a Material Adverse Effect.

(jj) The Corporation and each Material Subsidiary has good title to its respective material assets as disclosed in the Time of Sale Prospectus and the Prospectuses, free and clear of all material liens, charges and encumbrances of any kind whatsoever save and except as disclosed in the Time of Sale Prospectus and the Prospectuses. To the knowledge of the Corporation, except as disclosed in the Time of Sale Prospectus and the Prospectuses, no dispute between the Corporation and any local, native or indigenous group exists or is threatened or imminent with respect to any of the Corporation’s properties or exploration activities that could reasonably be expected to have a Material Adverse Effect.

(kk) The Rosebel Gold Mine, the Essakane Gold Mine, the Westwood Gold Mine, the Sadiola Gold Mine and the Côté Gold Project described in the Time of Sale Prospectus and the Prospectuses (collectively, the “Material Projects”) are the only mineral projects material to the Corporation that are subject to the requirements of National Instrument 43-101 — Standards of Disclosure for Mineral Projects (“NI 43-101”) and all the mineral, claims, leases and other interests held by the Corporation, directly or indirectly, in the Material Projects together with all material interests in natural resource properties owned by the Corporation or the Material Subsidiaries and related surface rights for exploration and exploitation overlying those properties of the Corporation or the Material Subsidiaries are completely and accurately described in the Time of Sale Prospectus and the Prospectuses and, except as set out in the Time of Sale Prospectus and the Prospectuses, are owned or held by the Corporation or such Material Subsidiaries as owner thereof with good title, are in good standing and are valid and enforceable and, other than as disclosed in the Time of Sale Prospectus and the Prospectuses as at the date of this Agreement, (i) are free and clear of any liens, charges or encumbrances and (ii) no royalty is payable in respect of any of them and the Corporation does not know of any claim that may adversely affect such rights.

(ll) Except as disclosed in the Time of Sale Prospectus and the Prospectuses, no other material property rights are necessary for the conduct of the Corporation’s or the Material Subsidiaries’ businesses as they are currently being conducted, and there are no material restrictions on the ability of the Corporation or the Material Subsidiaries to use or otherwise exploit any such property rights, and the Corporation does not know of any claim or basis for a claim that may adversely affect such rights in any material respects; more particularly, the Corporation has all licences, permits and authorizations to develop and operate, as applicable, the mines at the Material Projects, including all areas in which the Corporation has identified reserves or resources to date.

(mm) The technical reports filed on SEDAR and all technical information set forth in the Time of Sale Prospectus and the Prospectuses, including in any documents incorporated by reference therein relating to the Material Projects, has been reviewed as required under NI 43-101, and all such information has been prepared in accordance with Canadian industry standards set forth in NI 43-101 and, to the knowledge of the Corporation, there have been no material changes to such information since the date of delivery or preparation thereof, except as disclosed in the Time of Sale Prospectus and the Prospectuses. The Corporation is in material compliance with the provisions of NI 43-101, has filed all technical reports required thereby and there is a current technical report (within the meaning of NI 43-101) in respect of each of the Material Properties.

(nn) The Corporation is in compliance in all material respects with the current listing requirements of the Toronto Stock Exchange (the “TSX”) and the New York Stock Exchange (the “NYSE”).

(oo) Computershare Trust Company of Canada at its principal offices in Toronto has been duly appointed as the transfer agent and registrar for the Shares.

(pp) As of the date hereof and other than information as has been disclosed in one or more drafts of the Time of Sale Prospectus and the Prospectuses previously provided to the Underwriters and their counsel, (a) there are no material facts or material changes (within the meaning of applicable securities laws) relating to the Corporation or the Material Subsidiaries, or their respective businesses, which are required to be disclosed under applicable securities laws but have not been publicly disclosed in the Corporation’s continuous disclosure filings on SEDAR and EDGAR, (b) no confidential material change report has been filed that remains confidential at the date hereof, and (c) the Corporation has filed all documents required to be filed by it under applicable Canadian Securities Laws, the Securities Act and the Exchange Act, and such documents do not contain a misrepresentation (within the meaning of applicable Canadian Securities Laws), or contain an untrue statement of a material fact, or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made.

(qq) None of the Corporation, its subsidiaries, nor any director, officer, employee or affiliate, nor, to the knowledge of the Corporation, agent or representative, of the Corporation or its subsidiaries or any of their affiliates has taken, or will take, any action, in furtherance of an offer, payment, promise to pay, or authorization or approval of the payment or giving of money, property, gifts or anything else of value, directly or indirectly, to any “government official” or “foreign public official” (including any officer or employee of a government or government-owned or controlled entity or of a public international organization, or any person acting in an official capacity for or on behalf of any of the foregoing, or any political party or party official or candidate for political office) to influence official action or secure an improper advantage in any case in violation of any applicable law; and the Corporation, its subsidiaries and their respective affiliates have conducted their businesses in compliance with applicable anti-corruption laws and have instituted and maintain and will continue to maintain policies and procedures designed to promote and achieve compliance with such laws and with the representation and warranty contained herein.

(rr) The operations of the Corporation and its subsidiaries are and have been conducted at all times in compliance with all applicable financial recordkeeping and reporting requirements, including those of the Currency and Foreign Transaction Reporting Act of 1970 (commonly known as the Bank Secrecy Act), as amended by Title III of the Uniting and Strengthening America by Providing Appropriate Tools Required to Intercept and Obstruct Terrorism Act of 2001 (USA PATRIOT Act), the Proceeds of Crime (Money Laundering) and Terrorist Financing Act (Canada) and the applicable anti money laundering statutes of all jurisdictions, the rules and regulations thereunder and any related or similar rules, regulations or guidelines, issued, administered or enforced by any governmental agency (collectively, the “Anti-Money Laundering Laws”), and no action, suit or proceeding by or before any court or governmental agency, authority or body or any arbitrator involving the Corporation with respect to the Anti-Money Laundering Laws is pending or, to the knowledge of the Corporation, threatened.

(ss) There are no business relationships, related party transactions or off balance sheet transactions or any other non-arm’s length transactions involving the Corporation or its subsidiaries that are required to be disclosed that have not been described in the Time of Sale Prospectus and the Prospectuses.

(tt) None of the Corporation, its subsidiaries or, to the knowledge of the Corporation, any director, officer, agent, employee, affiliate or representative of the Corporation or any of its subsidiaries is an individual or entity (“Person”) that is, or is owned or controlled by a Person that is, the subject of any U.S. sanctions administered or enforced by the Office of Foreign Assets Control of the U.S. Department of the Treasury (“OFAC administered sanctions”), or located, organized or resident in a country or territory that is the subject of OFAC administered sanctions (including, without limitation, Crimea, Cuba, Iran, North Korea, Sudan and Syria); and each of the Corporation and any of its subsidiaries will not, directly or indirectly, use the proceeds of the offering of Shares hereunder, or lend, contribute or otherwise make available such proceeds to any subsidiary, joint venture partner or other Person, to fund or facilitate any activities of or business with any Person, or in any country or territory that, at the time of such funding or facilitation, is the subject of OFAC administered sanctions, or in a manner that will result in a violation of OFAC administered sanctions by any Person (including any Person involved in or facilitating the offering of the Shares, whether as underwriter, advisor, investor or otherwise).

(uu) Except as disclosed in the Time of Sale Prospectus and the Prospectuses, to the best of the Corporation’s knowledge, there is no legislation or government regulations which it anticipates will materially and adversely affect the business, affairs, operations, assets, liabilities (contingent or otherwise) of the Corporation.

(vv) The Corporation and each Material Subsidiary has conducted, and is conducting, its business and its ownership, use, maintenance or operation of its property and assets has been in compliance with all applicable federal, provincial, state, municipal or local laws, by-laws, regulations, orders, policies, permits, licences, certificates, consents, registrations, authorizations or approvals having the force of law, domestic or foreign, relating to environmental, health or safety matters, mine reclamation, rehabilitation or closure or hazardous or toxic substances, wastes, pollutants, contaminants (collectively, “environmental laws”) except where the failure to comply would not have a Material Adverse Effect. Without limiting the generality of the foregoing and except as disclosed in the Time of Sale Prospectus and the Prospectuses:

(i)	the Corporation and each of the Material Subsidiaries has occupied its properties and has received, handled, used, stored, treated, shipped and disposed of all pollutants, contaminants, hazardous or toxic materials, controlled or dangerous substances or wastes in compliance with all applicable environmental laws and has received all permits, licenses or other approvals required of them under applicable environmental laws to conduct their respective businesses except where such failure would not result in a Material Adverse Effect; and

(ii)	there are no orders, rulings or directives issued against the Corporation or any of the Material Subsidiaries, and there are no orders, rulings or directives pending or to the best knowledge of the Corporation threatened against the Corporation or any of the Material Subsidiaries under or pursuant to any environmental laws requiring any work, repairs, construction or capital expenditures with respect to any property or assets of the Corporation or any of the Material Subsidiaries which, individually or in the aggregate, would reasonably be expected to have a Material Adverse Effect.

(ww) No notice with respect to any of the matters referred to in Subsection 1(vv) hereof, including any alleged violations by the Corporation or any of the Material Subsidiaries with respect thereto has been received by the Corporation or any of the Material Subsidiaries, and no writ, injunction, order or judgement is outstanding, and no legal proceeding under or pursuant to any environmental laws or relating to the ownership, use, maintenance or operation of the property and assets of the Corporation or any of the Material Subsidiaries is in progress, threatened or, to the best of the Corporation’s knowledge, pending, which could reasonably be expected to have a Material Adverse Effect and there are no grounds or conditions which exist, on or under any property now or previously owned, operated or leased by the Corporation or any of the Material Subsidiaries, on which any such legal proceeding might be commenced with any reasonable likelihood of success or to which passage of time, or the giving of notice or both, would give rise.

(xx) The Corporation and each of the Material Subsidiaries maintain insurance against loss of, or damage to, their material assets including property and casualty insurance in amounts and on terms that in the view of the Corporation’s management are reasonable for operations such as these, and are in good standing in all material respects and not in material default in any respect.

(yy) No labour dispute with the employees of the Corporation exists or, to the knowledge of the Corporation, is threatened. Except as disclosed in the Time of Sale Prospectus and the Prospectuses, the Corporation is not a party to any collective bargaining agreement and no action has been taken or, to the knowledge of the Corporation, is contemplated to organize any employees of the Corporation.

2. Representations and Warranties of the Underwriters. Each Underwriter hereby severally, and not jointly, nor jointly and severally, represents and warrants and acknowledges that the Corporation is relying upon such representations and warranties in connection with its execution and delivery of this Agreement that:

(a) it is, and will remain so, until the completion of the offering, appropriately registered under applicable Canadian Securities Laws so as to permit it to lawfully fulfill its obligations hereunder; and

(b) it has all requisite corporate power and authority to enter into this Agreement and to carry out the transactions contemplated under this Agreement on the terms and conditions set forth herein.

The representations and warranties of each of the Underwriters contained in this Agreement shall be true as of the Closing Date as though they were made on the Closing Date and they shall survive the completion of the transactions contemplated under this Agreement until the completion of the distribution of the Shares.

3. Agreements to Sell and Purchase. The Corporation hereby agrees to sell to the several Underwriters, and each Underwriter, upon the basis of the representations and warranties herein contained, but subject to the conditions hereinafter stated, agrees, severally and not jointly (nor jointly and severally), to purchase from the Corporation at US$5.15 per Share (the “Purchase Price”) all (but not less than all) of the Firm Shares in the respective amounts set forth in Schedule I hereto opposite such Underwriter’s name.

On the basis of the representations and warranties contained in this Agreement, and subject to its terms and conditions, the Corporation grants an option to the Underwriters to acquire the Additional Shares in accordance with this paragraph and agrees to sell to the Underwriters the Additional Shares, and the Underwriters shall have the right to purchase, severally and not jointly (nor jointly and severally), up to 5,827,500 Additional Shares at the Purchase Price. The Bookrunners may exercise this right on behalf of the Underwriters in whole or in part or from time to time by giving written notice not later than 30 days after the Closing Date. Any exercise notice shall specify the number of Additional Shares to be purchased by the Underwriters and the date on which such shares are to be purchased. Each purchase date must be at least three business days after the written notice is given and may not be earlier than the Closing Date for the Firm Shares nor later than ten business days after the date of such notice. Additional Shares may be purchased as provided in Section 5 hereof solely for the purpose of covering over allotments made in connection with the offering of the Firm Shares and for market stabilization purposes. On each day, if any, that Additional Shares are to be purchased (an “Option Closing Date”), each Underwriter agrees, severally and not jointly (nor jointly and severally), to purchase the number of Additional Shares (subject to such adjustments to eliminate fractional shares as you may determine) that bears the same proportion to the total number of Additional Shares to be purchased on such Option Closing Date as the number of Firm Shares set forth in Schedule I hereto opposite the name of such Underwriter bears to the total number of Firm Shares.

In consideration of the agreement on the part of the several Underwriters to purchase the Shares and to offer them to the public pursuant to the Prospectuses, the Underwriters shall be entitled to receive from the Corporation at the time of closing on the Closing Date or the Option Closing Date, as applicable, a fee equal to 4.00% (exclusive of federal goods and services tax, harmonized sales tax and provincial sales tax, if applicable) of the gross proceeds to the Corporation from the Shares purchased on the Closing Date or the Option Closing Date, as applicable.

The Bookrunners shall be entitled to receive from the Underwriters, out of each of the 4.00% fee on the Closing Date or the Option Closing Date, as applicable, an aggregate work fee equal to 5.00% of the aggregate of such fees (the “Work Fee”), such Work Fee to be split equally by the Bookrunners.

4. Terms of Public Offering. The Corporation is advised by you that the Underwriters commenced a public offering of their respective portions of the Shares. The Corporation is further advised by you that the Shares have been offered to the public initially at US$5.15 per Share (the “Public Offering Price”). The Corporation acknowledges that the Underwriters may offer the Shares for sale to the public at a price less than the Public Offering Price after the Underwriters have made reasonable efforts to sell the Shares at the Public Offering Price (which, for greater certainty, will not affect the Purchase Price payable to the Corporation pursuant to Section 3 hereof).

5. Payment and Delivery. Payment for the Firm Shares to be sold by the Corporation shall be made to the Corporation in immediately available funds in Toronto against delivery of such Firm Shares for the respective accounts of the several Underwriters at or before 8:30 a.m., Toronto time, on August 16, 2016, or at such other time on the same or such other date, not later than August 30, 2016, as shall be agreed by the Corporation and you. The time and date of such payment are hereinafter referred to as the “Closing Date.”

Payment for any Additional Shares shall be made to the Corporation in immediately available funds in Toronto against delivery of such Additional Shares for the respective accounts of the several Underwriters at or before 8:30 a.m., Toronto time, on each Option Closing Date specified in the corresponding notice described in Section 3 or at such other time on the same or on such other date, in any event not later than September 20, 2016, as shall be agreed by the Corporation and you.

The Corporation shall have arranged, prior to the Closing Date, for the registration and issue of the Shares to be made electronically through the non-certificated inventory system of CDS Clearing and Depositary Services Inc., or if not possible, by means of a certificate or certificates registered in the name of TDSI or as the Bookrunners may otherwise direct for the Shares (the “Delivery Mode”). The Firm Shares and Additional Shares shall be registered in such names and in such denominations as the Bookrunners shall request in writing not later than one full business day prior to the Closing Date or the applicable Option Closing Date, as the case may be. The Firm Shares and Additional Shares shall be delivered to TDSI through the Delivery Mode, on the Closing Date or an Option Closing Date, as the case may be, for the respective accounts of the several Underwriters, with any transfer taxes payable in connection with the transfer of the Shares to the Underwriters duly paid, against payment of the Purchase Price therefor.

6. Conditions to the Underwriters’ Obligations. The several obligations of the Underwriters are subject to the following conditions:

(a) Subsequent to the execution and delivery of this Agreement and prior to the Closing Date, there shall not have occurred any change, or any development involving a prospective, anticipated or threatened change, in the condition, financial or otherwise, or in the earnings, business, assets, or operations of the Corporation, from that set forth in each of the Time of Sale Prospectus and the Prospectuses as of the date of this Agreement that, in your sole judgment, could reasonably be expected to be material and adverse and that makes it, in your judgment, impracticable to market the Shares on the terms and in the manner contemplated in each of the Time of Sale Prospectus and the Prospectuses.

(b) The representations and warranties of the Corporation contained in this Agreement are true and correct in all material respects (or if qualified by materiality, in all respects) as of the Closing Date and the Corporation has complied with all of the agreements and satisfied all of the conditions on its part to be performed or satisfied hereunder on or before the Closing Date; the Underwriters shall have received on the Closing Date a certificate signed by the Chief Executive Officer and Chief Financial Officer (or other authorized signatory of the Corporation acceptable to you), dated the Closing Date, to the effect set forth in this Section 6(b) and the absence of any Material Adverse Effect.

(c) The Underwriters having received on the Closing Date, a certificate dated such date signed by the Secretary of the Corporation or another officer acceptable to the Underwriters in form and substance acceptable to the Underwriters, acting reasonably, with respect to:

(i)	the constating documents of the Corporation;

(ii)	the resolutions of the directors of the Corporation relevant to the offering, the allotment, issue (or reservation for issue) and sale of the Shares, the authorization of this Agreement and the other agreements and transactions contemplated by this Agreement;

(iii)	the minute books and records of the Corporation and each of the Material Subsidiaries made available to the Underwriters containing copies of all material proceedings (or certified copies thereof) of the shareholders, boards of directors and all committees of the boards of directors of the Corporation and the Material Subsidiaries to the Closing Date and there being no other material meetings, resolutions or proceedings of the shareholders, boards of directors or any committees of the boards of directors of the Corporation or any of the Material Subsidiaries not reflected in such minute books and other records, other than those which have been disclosed to the Underwriters; and

(iv)	the incumbency and signatures of signing officers of the Corporation;

(d) The Underwriters shall have received on the Closing Date a favourable legal opinion from Fasken Martineau DuMoulin LLP, Canadian counsel to the Corporation, who may rely on, or alternatively provide directly to the Underwriters, the opinions of local counsel acceptable to counsel to the Underwriters, acting reasonably, as to the qualification of the Shares for sale to the public and as to other matters governed by the laws of jurisdictions in Canada other than the provinces in which they are qualified to practice, to the effect that:

(i)

each of the Canadian Base Prospectus, the Canadian Preliminary Prospectus and the Canadian Prospectus (in each case, excluding the financial statements and financial schedules and other financial and statistical data included therein, as to which counsel does not express an opinion) including the documents incorporated by reference therein appears on its face as of the respective dates of the Canadian Base Prospectus and the Canadian Supplement to have been appropriately responsive in all material respects to the requirements of Ontario securities law (as such term is defined in the Securities Act (Ontario)), as interpreted and applied by the OSC. Such counsel may state that in giving such opinion, no opinion is thereby expressed as to whether such prospectuses constitute full, true and plain disclosure of all material facts;

(ii)	the Corporation has been amalgamated and is existing under the Canada Business Corporations Act and has all necessary corporate capacity and power to own and lease its properties and assets and carry on its business as described in the Canadian Prospectus;

(iii)	the Corporation has all necessary corporate power and capacity to execute and deliver this Agreement and perform its obligations thereunder;

(iv)	the authorized share capital of the Corporation consists of an unlimited number of common shares, an unlimited number of first preference shares and an unlimited number of second preference shares, of which ■ common shares and no first preference shares and no second preference shares are issued and outstanding;

(v)	all necessary corporate action has been taken by the Corporation to authorize the execution and delivery of this Agreement and the performance of its obligations hereunder;

(vi)	this Agreement has been duly executed and delivered by the Corporation;

(vii)	this Agreement constitutes a legal, valid and binding obligation of the Corporation, enforceable against the Corporation by the Underwriters in accordance with its terms;

(viii)	the execution and delivery by the Corporation of this Agreement, the performance of its obligations hereunder by the Corporation, and the issue, sale and delivery on the Closing Date of the Firm Shares (and the Additional Shares on each Option Closing Date, to the extent that such Additional Shares are purchased by Underwriters) to the Underwriters as contemplated herein, does not constitute or will not result in a breach of or a default under, and does not create a state of facts which, after notice or lapse of time or both, will constitute or result in a breach of, any of the terms, conditions or provisions of (x) the articles or by-laws of the Corporation, or (y) any laws of Ontario and the federal laws of Canada of general application that apply to the Corporation;

(ix)	all necessary corporate action shall have been taken by the Corporation to authorize the issuance and delivery of the Shares;

(x)

all documents required to be filed or delivered by the Corporation, all proceedings required to be taken by the Corporation and all necessary approvals, permits, consents and authorizations, in each case under

Canadian Securities Laws have been filed, delivered, taken or obtained in order to qualify the distribution of the Shares in each of the Canadian Qualifying Jurisdictions through dealers registered under the applicable laws thereof who have complied with the relevant provisions thereof;

(xi)	the Prospectuses, and any amendment or supplement thereto, have been duly authorized and/or executed and all necessary corporate actions have been taken by the Corporation to authorize the execution and delivery of the Prospectuses, and any amendment or supplement thereto, and the filing thereof in each of the Canadian Qualifying Jurisdictions;

(xii)	the Shares have been conditionally approved for listing on the TSX subject only to satisfaction by the Corporation of customary post-closing conditions imposed by the TSX in similar circumstances (the “Standard Listing Conditions”);

(xiii)	the Common Shares forming part of the Firm Shares have been validly issued by the Corporation as fully paid and non-assessable shares in the capital of the Corporation and the Additional Shares will, upon exercise by the Underwriters of the option to purchase the Additional Shares pursuant to Section 3 hereof and payment of the Purchase Price, be validly issued by the Corporation and will be fully paid and non-assessable shares in the capital of the Corporation;

(xiv)	the attributes of the Shares conform, in all material respects, with the description thereof contained under the heading “Description of Common Shares” in the Canadian Prospectus;

(xv)	Computershare Trust Company of Canada, at is principal office in the City of Toronto, Ontario, has been appointed as the registrar and transfer agent for the common shares of the Corporation;

(xvi)	the option to subscribe for Additional Shares in Section 3 of this Agreement has been duly granted by the Corporation;

(xvii)	if certificates are issued on the Closing Date, such counsel’s opinion shall include an opinion to the effect that the form of the certificate representing the common shares of the Corporation complies with the provisions of the Canada Business Corporations Act and the articles and by-laws of the Corporation and has been authorized and approved by the Corporation;

(xviii)	the Corporation is a reporting issuer (or the equivalent) under the Canadian Securities Laws of the Qualifying Canadian Jurisdictions, and is not included on a list of defaulting reporting issuers maintained by the securities regulators in any of the provinces and territories of Canada; and

(xix)	subject to the qualifications, assumptions, limitations and understandings set out therein, the statements under the headings “Eligibility for

Investment” and “Certain Canadian Federal Income Tax Considerations” in the Canadian Prospectus fairly summarize, in all material respects, the matters described therein.

In addition such counsel shall also confirm that, to the actual knowledge of those current partners and associates of the firm who have had a direct and substantial involvement in such counsel’s representation of the Corporation in connection with the transactions contemplated by this Agreement, no order ceasing or suspending the distribution of the Shares has been issued by the OSC and no proceedings for that purpose have been initiated or are pending or contemplated.

(e) The Underwriters shall have received on the Closing Date an opinion of Paul, Weiss, Rifkind, Wharton & Garrison LLP, outside U.S. counsel for the Corporation, dated the Closing Date, to the effect that:

(i)	the statements in the Time of Sale Prospectus and the U.S. Prospectus under the heading “Certain United States Federal Income Tax Considerations,” to the extent that they constitute summaries of United States federal law or regulation or legal conclusions, have been reviewed by such counsel and fairly summarize the matters described under that heading in all material respects;

(ii)	the Registration Statement and the U.S. Prospectus, as of their respective effective or issue times, appear on their face to be appropriately responsive in all material respects to the requirements of the Securities Act and the rules and regulations of the Commission under the Securities Act, except for the financial statements, financial statement schedules and other financial data included or incorporated by reference in or omitted from either of them, as to which such counsel expresses no opinion; and the Form F-X, as of its date, appears on its face to be appropriately responsive in all material respects to the requirements of the Securities Act. Such counsel may assume for purposes of this paragraph, (i) the compliance of the Canadian Prospectus with the requirements of Ontario securities laws, as interpreted and applied by the Ontario Securities Commission and (ii) that the exhibits to the Registration Statement and the documents incorporated by reference in the U.S. Prospectus include all reports or information that in accordance with the requirements of Ontario securities laws, as interpreted and applied by the Ontario Securities Commission, must be made publicly available in connection with the offering of the Shares;

(iii)

the issuance and sale of the Shares by the Corporation, the execution and delivery by the Corporation of this Agreement and the performance by the Corporation of its obligations hereunder will not (i) breach or result in a default under any agreement, indenture or instrument listed on a schedule to such counsel’s opinion, or (ii) violate those laws, rules and regulations of the United States of America (“Applicable Law”), which in such counsel’s experience are normally applicable to the transactions of the type contemplated by this Agreement. For purposes of such counsel’s opinion letter, the term “Applicable Law” does not include federal securities laws (except for purposes of the opinion expressed in paragraph (iv) below) or state securities laws, anti-fraud laws, or any law, rule or regulation that is applicable to the Corporation, the Shares, this Agreement or the transactions contemplated hereby solely because such law, rule or regulation is part of a regulatory regime applicable to any party to this Agreement or any of its affiliates due to the specific assets or business of such party or such affiliate. With respect to clause (i) above, such counsel expresses no opinion with respect to any provision of any agreement, indenture or instrument listed on such schedule to the extent that an opinion with respect to such provision would require making any financial, accounting or mathematical calculation or determination, and in the case of clauses (i) and (ii) above, where the breach, default or violation could not reasonably be expected to have a material adverse effect on the Corporation and its subsidiaries taken as a whole;

(iv)	no consent, approval, authorization or order of, or filing, registration or qualification with, any Governmental Authority, which has not been obtained, taken or made is required by the Corporation under any Applicable Law for the issuance and sale of the Shares by the Corporation, the execution and delivery by the Corporation of this Agreement and the performance by the Corporation of its obligations hereunder. For purposes of such letter, the term “Governmental Authority” means any executive, legislative, judicial, administrative or regulatory body of the United States of America; and

(v)	the Corporation is not and, after giving effect to the offering and sale of the Shares and the application of their proceeds as described in the U.S. Prospectus under the heading “Use of Proceeds,” will not be required to be registered as an investment company under the Investment Company Act of 1940, as amended, and the rules and regulations of the Commission promulgated thereunder.

In addition, such counsel shall have delivered a separate letter addressed to the Underwriters to the effect that such counsel has participated in conferences and telephone conversations with representatives of the Underwriters, including their United States and Canadian counsel, officers and other representatives of the Corporation, the independent registered public accountants for the Corporation, and Canadian counsel for the Corporation during which conferences and conversations the contents of the Registration Statement, the Time of Sale Prospectus and the U.S. Prospectus and related matters were discussed and, subject to customary qualifications, confirming that, although such counsel has not undertaken to verify independently, and cannot and does not assume responsibility for, the accuracy, completeness or fairness of the statements contained therein (other than as explicitly stated in paragraph (i) of such counsel’s opinion), based upon such participation (and relying as to factual matters on officers, employees and other representatives of the Corporation and its subsidiaries), its understanding of the U.S. federal securities laws and the experience it has gained in its practice thereunder, such counsel advises that its work in connection with this matter did not disclose any information that caused such counsel to believe that (i) at the Applicable Time, the Registration Statement included an untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary to make the statements therein not misleading, (ii) at the Applicable Time, the Time of Sale Prospectus included an untrue statement of a material fact or omitted to state a material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading, or (iii) at the time the U.S. Prospectus was issued or at the Closing Date or the Option Closing Date, as applicable, the U.S. Prospectus included an untrue statement of a material fact or omitted to state a material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading (in the case of each of (i), (ii) and (iii), other than the financial statements, financial statement schedules and other financial or accounting data and information related to or derived from reserves and resource data included or incorporated by reference therein or omitted therefrom or from those documents incorporated by reference, in each case, as to which such counsel expresses no such belief).

(f) The Underwriters shall have received on the Closing Date an opinion of each of Davies Ward Phillips & Vineberg LLP, Canadian counsel for the Underwriters, and Skadden, Arps, Slate, Meagher & Flom LLP, U.S. counsel to the Underwriters, dated the Closing Date, in a form and substance acceptable to the Underwriters, acting reasonably.

(g) The Underwriters shall have received on the Closing Date a favorable legal opinion from local counsel to the Corporation, dated the Closing Date, in a form and substance acceptable to the Underwriters, acting reasonably, together with a certified English translation thereof for any such legal opinion not in the English language, with respect to the Material Subsidiaries:

(i)	being a corporation validly existing under the laws of the jurisdiction in which it is organized, as the case may be, and having all requisite corporate power and capacity to carry on business and to own, lease and operate its property and assets;

(ii)	its authorized share capital;

(iii)	the ownership of its issued share capital; and

(iv)	such other matters as the Underwriters may require, acting reasonably.

(h) The Underwriters shall have received on the Closing Date favourable legal opinions addressed to the Underwriters and their legal counsel, dated the Closing Date, from Canadian and foreign local counsel, as applicable, to the Corporation, in form and content acceptable to the Underwriters and their legal counsel, acting reasonably, together with a certified English translation thereof for any such legal opinion not in the English language, with respect to the Corporation’s or Material Subsidiary’s, as applicable, title and mineral rights for each of the Rosebel Gold Mine, the Essakane Gold Mine and the Westwood Gold Mine.

(i) The Underwriters shall have received, on each of the date hereof and the Closing Date, a letter dated the date hereof or the Closing Date, as the case may be, in form and substance satisfactory to the Underwriters, from KPMG LLP, independent public accountants, containing statements and information of the type ordinarily included in accountants’ “comfort letters” to underwriters with respect to the financial statements and certain financial information contained in the Registration Statement, the Time of Sale Prospectus and the Prospectuses; provided that the letter delivered on the Closing Date shall use a “cut-off date” not earlier than two business days prior to the Closing Date.

(j) (i) The Canadian Preliminary Prospectus and the Canadian Prospectus shall have been filed with the OSC and each of the other Canadian Securities Commissions under the Shelf Procedures and (ii) the U.S. Preliminary Prospectus and the U.S. Prospectus shall have been filed with the Commission pursuant to General Instruction II.L of Form F-10 under the Securities Act, in each case within the applicable time period prescribed for such filing thereunder.

(k) The Shares shall have been approved for listing on the NYSE, subject only to official notice of issuance, and duly listed and posted for trading on the TSX, in each case, as of the opening of trading on the Closing Date, subject only to the Corporation fulfilling the Standard Listing Conditions.

(l) The several obligations of the Underwriters to purchase Additional Shares hereunder upon the exercise by the Underwriters of their right to do so are subject to the delivery to you on the applicable Option Closing Date of such documents as you may reasonably request with respect to the good standing of the Corporation, the due authorization and issuance and listing and posting for trading of the Additional Shares to be sold on such Option Closing Date and other matters related to the issuance of such Additional Shares, including without limitation (i) legal opinions in form and substance satisfactory to counsel to the Underwriters, acting reasonably, and (ii) a certificate of an authorized signatory of the Corporation to the effect set forth in Section 6(b).

(m) No order, ruling or determination suspending, preventing or objecting to the use of any Prospectus or having the effect of ceasing, suspending or otherwise materially restricting the distribution of the Shares or trading in the common shares or any other securities of the Corporation shall have been issued by any Canadian Securities Commission, the SEC, the TSX or the NYSE and no proceedings for that purpose shall have been instituted or pending or, to the knowledge of the Corporation, shall be threatened by any of the foregoing. Any request on the part of any Canadian Securities Commission, the SEC, the TSX or the NYSE for additional information from the Corporation shall have been complied with.

(n) On or before the Closing Date, the Underwriters and counsel for the Underwriters shall have received such other information, documents, certificates and opinions as they may reasonably require in order to evidence the accuracy of any of the representations and warranties, or the satisfaction of any of the conditions or agreements, herein contained.

7. Waiver. The Corporation shall use its commercially reasonable efforts to cause all conditions in this Underwriting Agreement which relate to it to be satisfied. It is understood that the Underwriters may waive, in whole or in part, or extend the time for compliance with any of such terms and conditions without prejudice to their rights in respect of any subsequent breach or non-compliance, provided that to be binding on any Underwriter any such waiver or extension must be in writing and signed by such Underwriter.

8. Covenants of the Corporation. The Corporation covenants with each Underwriter as follows:

(a) To furnish to the Underwriters in Toronto or as directed by TDSI, without charge, prior to 10:00 a.m. Toronto time on the business day next succeeding the date of this Agreement and during the period mentioned in Section 8(e) below, as many copies of the Prospectuses and any supplements and amendments thereto or to the Registration Statement as you may reasonably request. Each delivery of a Prospectus to an Underwriter will constitute the additional representation and warranty of the Corporation to the Underwriters that, as at the dates of such Prospectuses and as at the times of such delivery, the Prospectus being delivered (i) does not contain any untrue statement of a material fact or omit to state a material fact necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading, (ii) does not contain any misrepresentation (within the meaning of applicable Canadian Securities Laws), and (iii) constitutes full, true and plain disclosure of all material facts and otherwise complies in all material respects with all applicable Canadian Securities Laws.

(b) To prepare the Canadian Prospectus and the U.S. Prospectus in a form approved by you and (i) to file the Canadian Prospectus with the OSC and each of the other Canadian Securities Commissions in accordance with the Shelf Procedures not later than the OSC’s close of business on the business day following the execution and delivery of this Agreement and (ii) to file the U.S. Prospectus with the Commission pursuant to General Instruction II.L of Form F-10 under the Securities Act not later than the Commission’s close of business on the business day following the date of the execution and delivery of this Agreement; before amending or supplementing the Registration Statement, the Time of Sale Prospectus or the Prospectuses, to furnish to you a copy of each such proposed amendment or supplement and not to file any such proposed amendment or supplement to which you reasonably object.

(c) To furnish to you a copy of each proposed free writing prospectus to be prepared by or on behalf of, used by, or referred to by the Corporation and not to use or refer to any proposed free writing prospectus to which you reasonably object.

(d) Not to take any action that would result in an Underwriter or the Corporation being required to file with the Commission pursuant to Rule 433(d) under the Securities Act a free writing prospectus prepared by or on behalf of the Underwriter that the Underwriter otherwise would not have been required to file thereunder.

(e) During the period commencing on the execution of this Agreement and ending on the completion of the distribution of the Shares for purposes of Canadian Securities Laws and the Securities Act and the applicable rules and regulations of the Commission thereunder, to promptly inform the Underwriters in writing of the particulars of:

(i)	any change (whether actual, anticipated, contemplated, proposed or threatened) in the business, affairs, operations, assets, liabilities or other obligations (accrued, contingent or otherwise), condition (financial or otherwise), cash flows, income, results of operations, or capital of the Corporation and its Material Subsidiaries, taken as a whole (in each case, other than a change disclosed in the Time of Sale Prospectus and the Prospectuses);

(ii)	any fact which has arisen or has been discovered that would have been required to have been stated in the Time of Sale Prospectus or either of the Prospectuses had that fact arisen or been discovered on or prior to the date of such document;

(iii)	any change in any fact contained or incorporated by reference in the Time of Sale Prospectus or either of the Prospectuses or any event or state of facts that has occurred after the date of this Agreement;

in each case, which change, fact or event is, or may be, of such a nature as (x) to render the Time of Sale Prospectus or either of the Prospectuses misleading or untrue in any material respect, (y) would result in the Time of Sale Prospectus or either of the Prospectuses containing a misrepresentation or not complying in any material respect with any Canadian Securities Laws or U.S. securities law, as applicable, or (z) would reasonably be expected to have a significant effect on the market price or value of the Shares or a Material Adverse Effect;

(f) In addition to the provisions of Section 8(e) and 8(g), to, in good faith, discuss with all of the Underwriters any change, fact or event contemplated in Section 8(e) or request, or communication contemplated in Section 8(g) which is of such a nature that there may be reasonable doubt as to whether notice need be given to the Underwriters under Section 8(e) or 8(g) and to consult with all of the Underwriters with respect to the form and content of any amendment or supplement to any of the Time of Sale Prospectus and the Prospectuses proposed to be filed by the Corporation, it being understood and agreed that no such amendment or supplement will be filed with the OSC or the Commission prior to the review and approval of such amendment or supplement by all of the Underwriters and counsel to the Underwriters, acting reasonably.

(g) During the period commencing on the execution of this Agreement and ending on the completion of the distribution of the Shares for purposes of Canadian Securities Laws and the Securities Act and the applicable rules and regulations of the Commission thereunder, to promptly notify all of the Underwriters in writing of the particulars of: (i) any request of the OSC or the Commission for any amendment to the Time of Sale Prospectus or either of the Prospectuses or for any additional information relating to the offering; or (ii) the receipt by the Corporation of any communication, whether written or oral, from the OSC or the Commission, a stock exchange or a securities regulatory authority applicable to the Corporation or any Material Subsidiary.

(h) If the Time of Sale Prospectus is being used to solicit offers to buy the Shares at a time when the U.S. Prospectus is not yet available to prospective purchasers and any event shall occur or condition exist as a result of which it is necessary to amend or supplement the Time of

Sale Prospectus in order to make the statements therein, in the light of the circumstances, not misleading, or if any event shall occur or condition exist as a result of which the Time of Sale Prospectus conflicts with the information contained in the Registration Statement then on file, or if, in the opinion of counsel for the Underwriters, it is necessary to amend or supplement the Time of Sale Prospectus to comply with applicable law, forthwith to prepare, file with the Commission and the Canadian Securities Commissions and furnish, at its own expense, to the Underwriters and to any dealer upon request, either amendments or supplements to the Time of Sale Prospectus so that the statements in the Time of Sale Prospectus as so amended or supplemented will not, in the light of the circumstances when the Time of Sale Prospectus is delivered to a prospective purchaser, be misleading or so that the Time of Sale Prospectus, as so amended or supplemented, will no longer conflict with the Registration Statement, or so that the Time of Sale Prospectus, as so amended or supplemented, will comply with applicable law.

(i) If, during such period after the first date of the public offering of the Shares as in the opinion of counsel for the Underwriters either of the Prospectuses (or in lieu thereof the notice referred to in Rule 173(a) under the Securities Act) is required by law to be delivered in connection with sales by an Underwriter or dealer, any event shall occur or condition exist as a result of which it is necessary to amend or supplement the Prospectuses (or one of them) in order to make the statements therein, in the light of the circumstances when the Prospectuses (or one of them) (or in lieu thereof the notice referred to in Rule 173(a) under the Securities Act) is delivered to a purchaser, not misleading, or if, in the opinion of counsel for the Underwriters, it is necessary to amend or supplement the Prospectuses (or one of them) to comply with applicable law, forthwith to prepare, file with the Commission and furnish, at its own expense, to the Underwriters and to the dealers (whose names and addresses you will furnish to the Corporation) to which Shares may have been sold by you on behalf of the Underwriters and to any other dealers upon request, either amendments or supplements to the Prospectuses (or one of them) so that the statements in the Prospectuses as so amended or supplemented will not, in the light of the circumstances when the Prospectuses (or one of them) (or in lieu thereof the notice referred to in Rule 173(a) under the Securities Act) is delivered to a purchaser, be misleading or so that the Prospectuses, as so amended or supplemented, will comply with applicable law.

(j) To comply with Section 57 of the Securities Act (Ontario) and with comparable provisions of Canadian Securities Laws and the Securities Act and the rules and regulations of the SEC thereunder, and prepare and file or deliver promptly at your request, any amendment or supplement to the Prospectuses, which, in your opinion may be necessary, to continue to qualify the Shares for distribution in each of the Canadian Qualifying Jurisdictions and the United States.

(k) To make generally available to the Corporation’s security holders and to you as soon as practicable an earning statement covering a period of at least twelve months beginning with the first fiscal quarter of the Corporation occurring after the date of this Agreement which shall satisfy the provisions of Section 11(a) of the Securities Act and the rules and regulations of the Commission thereunder.

(l) Whether or not the transactions contemplated in this Agreement are consummated or this Agreement is terminated, to pay or cause to be paid all expenses incident to the performance of the Corporation’s obligations under this Agreement, including: (i) the fees, disbursements and expenses of the Corporation’s counsel and the Corporation’s auditors in connection with the registration, qualification and delivery of the Shares under the Securities Act and Canadian Securities Laws and all other fees or expenses in connection with the preparation and filing of the Registration Statement, the Preliminary Prospectuses, the Time of Sale Prospectus, the Prospectuses, any Marketing Materials (as hereinafter defined), any free writing prospectus prepared by or on behalf of, used by, or referred to by the Corporation and amendments and supplements to any of the foregoing, including all regulatory and stock exchange filing fees and the costs and charges of any transfer agent, registrar, custodian or depositary, all printing costs associated therewith, and the mailing and delivering of copies thereof to the Underwriters and dealers, in the quantities hereinabove specified, (ii) all costs and expenses related to the transfer and delivery of the Shares to the Underwriters, including any transfer or other taxes payable thereon, (iii) all costs and expenses incident to listing the Shares on the NYSE and the TSX, (iv) the cost of printing certificates representing the Shares, if applicable, (v) the document production charges and expenses associated with printing this Agreement, and (vi) all other costs and expenses incident to the performance of the obligations of the Corporation hereunder for which provision is not otherwise made in this Section, including Canadian Federal good and services tax, harmonized sales tax and provincial sales tax, if any, in respect of any of the foregoing.

(m) To use its best efforts to have the Shares accepted for listing on the NYSE and the TSX and, through the period of distribution of the Shares, maintain the listing of the Shares on the NYSE and the TSX and to file with such exchanges all documents and notices required by such exchanges of issuers that have securities that are listed on such exchanges.

(n) To use the net proceeds of the offering of Shares in the manner specified in each of the Time of Sale Prospectus and the Prospectuses and for no other purpose.

(o) Not to directly or indirectly issue any common shares of the Corporation or securities or other financial instruments convertible into or having the right to acquire common shares of the Corporation (other than pursuant to rights or obligations under securities or instruments outstanding) or enter into any agreement or arrangement under which it transfers to another, in whole or in part, any of the economic consequences of ownership of common shares of the Corporation, whether that agreement or arrangement may be settled by the delivery of common shares of the Corporation or other securities or cash, or agree to become bound to do so, or disclose to the public any intention to do so, for a period from the date of execution of this Agreement until 90 days following the Closing Date without the prior written consent of each of the Bookrunners, which consent will not be unreasonably withheld; provided that nothing herein shall prevent or restrict the Corporation from issuing or agreeing to issue any of its common shares or securities or other financial instruments convertible into or having the right to acquire its common shares (i) as consideration in connection with an acquisition of assets or of a business or entity, a consolidation, merger, combination or plan of arrangement, or a transaction or series of transactions entered into in response to an unsolicited bid by a third party to engage in any of the foregoing transactions, (ii) under any of the Corporation’s equity-based compensation plans outstanding on the date hereof, or (iii) pursuant to rights or obligations under securities or instruments outstanding on the date hereof or issued as permitted by (i) or (ii) above.

(p) To use best efforts to procure agreements from the directors of the Corporation and the Chief Executive Officer, the Chief Operating Officer, the Chief Financial Officer and each Senior Vice President of the Corporation with the Underwriters, prior to the Closing Date, substantially in the form attached as Schedule IV hereto.

(q) During the distribution of the Shares: (i) the Corporation will provide its full cooperation, and cause its management to provide their full cooperation, in marketing the offering as the Underwriters may reasonably request, (ii) the Corporation shall prepare, in consultation with the Underwriters and their counsel, any “marketing materials” (as such term is defined in NI 41-101 (“Marketing Materials”), including any template version thereof, to be provided to potential investors in the Shares, and approve in writing any template version of such Marketing Materials (which written approval shall constitute the Underwriters’ authority to use such Marketing Materials, including any limited-use versions thereof, in connection with the offering), as may reasonably be requested by the Underwriters, such Marketing Materials to comply with Canadian Securities Laws and to be acceptable in form and substance to the Underwriters and their counsel, acting reasonably, and (iii) the Corporation shall: (A) file template versions of any such Marketing Materials with the Canadian Securities Commissions as soon as reasonably practicable after such template versions of such Marketing Materials are so approved in writing by the Corporation and each of the Bookrunners and, in any event, on or before the day the Marketing Materials are first provided to any potential investor of Shares, and file any such Marketing Materials with the Commission pursuant to Rule 433(d) under the Securities Act on or before the day such Marketing Materials are first provided to any potential investor in the Shares, unless an exemption is available from such filing requirement and the conditions to the availability of such exemption are satisfied; and (B) remove and redact any comparables (and all disclosure relating to such comparables) from any template version so filed, in compliance with and to the full extent permitted by the Shelf Procedures, prior to filing such template version with the Canadian Securities Commissions (but such comparables shall not be removed from the version filed with the Commission pursuant to Rule 433(d) under the Securities Act); provided that a complete template version of such Marketing Materials containing such comparables and any disclosure relating to the comparables, if any, shall be delivered to the Canadian Securities Commissions in compliance with the Shelf Procedures by the Corporation, and a copy thereof provided to the Underwriters as soon as practicable following such filing. For greater certainty, it is acknowledged by the Corporation and each of the Bookrunners that each of them previously approved in writing the term sheet attached at Schedule II.A hereto.

(r) The Corporation represents and warrants, and covenants and agrees, that it has not provided and it will not provide, during the distribution of the Shares, any Marketing Materials regarding the offering to potential investors, other than Marketing Materials (following the approval of any template version thereof in accordance with Section 8(q)) that are provided indirectly through the Underwriters or as a result of their filing.

9. Covenants of the Underwriters.

(a) Each Underwriter severally covenants with the Corporation not to take any action that would result in the Corporation being required to file with the Commission under Rule 433(d) a free writing prospectus (other than the free writing prospectuses, if any, identified in Schedule III hereto, or any free writing prospectus prepared and filed in accordance with the terms of Section 8(q)) prepared by or on behalf of such Underwriter that otherwise would not be required to be filed by the Corporation thereunder, but for the action of the Underwriter.

(b) The Underwriters hereby severally further covenant and agree with the Corporation the following: (i) during the period of distribution of the Shares by or through the Underwriters, the Underwriters will offer and sell the Shares to the public only in the Canadian Qualifying Jurisdictions and in the United States directly and through other duly registered investment dealers and brokers (the Underwriters, together with such other investment dealers and brokers, are referred to herein as the “Selling Firms”), upon the terms and conditions set forth in the Time of Sale Prospectus, the Prospectuses and in this Agreement; (ii) the Underwriters will use reasonable efforts to sell the Shares at the Purchase Price and if any such Shares remain unsold after such reasonable efforts, the Underwriters may sell such Shares at such price lower than the Purchase Price as is permitted under applicable law; and (iii) the Underwriters will notify the Corporation when, in the Underwriters’ opinion, the Underwriters have ceased the distribution of the Shares, and, as soon as reasonably practicable after completion of the distribution, will provide the Corporation, in writing, with a breakdown of the number of Shares distributed in each of the Canadian Qualifying Jurisdictions where that breakdown is required by a Canadian Securities Commission for the purpose of calculating fees payable to, or making filings with, that Canadian Securities Commission. The Underwriters will (and will cause the Selling Firms to) comply with Canadian Securities Laws and securities laws applicable to the Underwriters in the United States with respect to the offer to sell and the distribution of the Shares. Except in the Canadian Qualifying Jurisdictions and in the United States, the Underwriters will not, directly or indirectly, solicit offers to purchase or sell the Shares or deliver any Prospectuses so as to require the registration of the Shares, the filing of a prospectus with respect to the Shares, or the imposition of continuous disclosure obligations under the laws of any jurisdiction.

(c) Notwithstanding anything to the contrary in Section 9(b), Deutsche Bank Securities Inc. (“DBSI”) covenants and agrees with the Corporation that it shall only sell the Shares outside of Canada in accordance with Canadian Securities Laws and shall not, directly or indirectly, advertise or solicit offers to purchase or sell Shares in Canada, and, at the Time of Closing, DBSI shall deliver a certificate to the Corporation and the Bookrunners confirming that, to the best of its knowledge, it has not sold any Shares to any residents of Canada. For the avoidance of doubt, DBSI is not acting as an underwriter of Shares in Canada and no action on the part of DBSI in its capacity as an underwriter of the offering of the Shares in the United States will create any impression or support any conclusion that it is acting as an underwriter of the Shares in Canada.

10. Indemnity and Contribution.

(a) The Corporation agrees to indemnify and hold harmless each Underwriter, and each of their respective officers, employees and agents, and each person, if any, who controls any Underwriter within the meaning of either Section 15 of the Securities Act or Section 20 of the Exchange Act, and each affiliate of any Underwriter within the meaning of Rule 405 under the Securities Act from and against any and all losses (other than loss of profits), claims, damages and liabilities (including, without limitation, any legal or other expenses reasonably incurred in connection with defending or investigating any such action or claim) caused by or based upon, directly or indirectly:

(i)	any untrue statement or alleged untrue statement of a material fact contained or incorporated by reference in the Registration Statement or any amendment thereof, any Preliminary Prospectus, the Time of Sale Prospectus, any issuer free writing prospectus as defined in Rule 433(h) under the Securities Act, any Corporation information that the Corporation has filed, or is required to file, pursuant to Rule 433(d) under the Securities Act, or the Prospectuses or any amendment or supplement thereto, or any Marketing Materials or caused by any omission or alleged omission to state therein a material fact required to be stated therein or necessary to make the statements therein not misleading (in the light of the circumstances under which they were made, in each case other than the Registration Statement), except insofar as such losses, claims, damages or liabilities are caused by any such untrue statement or omission or alleged untrue statement or omission based upon information relating to any Underwriter furnished to the Corporation in writing by such Underwriter through you expressly for use therein;

(ii)	the non-compliance or alleged non-compliance of the Corporation with any requirement of Canadian Securities Laws or the Securities Act and the applicable rules and regulations of the Commission thereunder or stock exchange requirements in connection with this offering of the Shares;

(iii)	any breach by the Corporation of any representation or warranty contained in this Agreement; or

(iv)	any order made or inquiry, investigation or proceeding commenced or threatened by any securities regulatory authority, stock exchange or by any competent authority which prevents or restricts the trading in or sale of the Corporation’s securities or the distribution of the Shares in any jurisdiction.

(b) In case any proceeding (including any governmental investigation) shall be instituted involving any person in respect of which indemnity may be sought pursuant to Section 10(a), such person (the “indemnified party”) shall promptly notify the person against whom such indemnity may be sought (the “indemnifying party”) in writing and the indemnifying party, upon request of the indemnified party, shall retain counsel reasonably satisfactory to the indemnified party to represent the indemnified party and any others the indemnifying party may designate in such proceeding and shall pay the reasonable fees and disbursements of such counsel related to such proceeding. In any such proceeding, any indemnified party shall have the right to retain its own counsel, but the fees and expenses of such counsel shall be at the expense of such indemnified party unless (i) the indemnifying party and the indemnified party shall have mutually agreed to the retention of such counsel, (ii) the named parties to any such proceeding (including any impleaded parties) include both the indemnifying party and the indemnified party and representation of both parties by the same counsel would be inappropriate due to actual or potential differing interests between them or (iii) the indemnifying party does not assume the defence of the proceeding on behalf of the indemnified party within a reasonable period of time after receiving notice thereof or, having assumed such defence, fails to pursue it diligently. It is understood that the indemnifying party shall not, in respect of the legal expenses of any indemnified party in connection with any proceeding or related proceedings in the same jurisdiction, be liable for (i) the fees and expenses of more than one separate firm (in addition to any local counsel) for all Underwriters, and all of their respective officers, employees and agents, and all persons, if any, who control any Underwriter within the meaning of either Section 15 of the Securities Act or Section 20 of the Exchange Act or who are affiliates of any Underwriter within the meaning of Rule 405 under the Securities Act and (ii) the fees and expenses of more than one separate firm (in addition to any local counsel) for the Corporation, the officers of the Corporation who sign the Registration Statement and each person, if any, who controls the Corporation within the meaning of either such Section. In the case of any such separate firm for the Underwriters and such officers, employees and agents, and such control persons and affiliates of any Underwriters, such firm shall be designated in writing by TDSI. In the case of any such separate firm for the Corporation, officers of the Corporation and control persons of the Corporation, such firm shall be designated in writing by the Corporation. The indemnifying party shall not be liable for any settlement of any proceeding effected without its written consent, but if settled with such consent or if there be a final judgment for the plaintiff, the indemnifying party agrees to indemnify the indemnified party from and against any loss or liability by reason of such settlement or judgment. Notwithstanding the foregoing sentence, if at any time an indemnified party shall have requested the indemnifying party to reimburse the indemnified party for fees and expenses of counsel as contemplated by the second and third sentences of this paragraph, the indemnifying party agrees that it shall be liable for any settlement of any proceeding effected without its written consent if (i) such settlement is entered into more than 60 days after receipt by the indemnifying party of the aforesaid request and (ii) the indemnifying party shall not have reimbursed the indemnified party in accordance with such request prior to the date of such settlement. The indemnifying party shall not, without the prior written consent of the indemnified party, effect any settlement of any pending or threatened proceeding in respect of which any indemnified party is or could have been a party and indemnity could have been sought hereunder by such indemnified party, unless such settlement includes an unconditional release of such indemnified party from all liability on claims that are the subject matter of such proceeding.

(c) To the extent the indemnification provided for in Section 10(a) is unavailable to an indemnified party or insufficient in respect of any losses, claims, damages or liabilities referred to therein, then the Corporation, in lieu of indemnifying such indemnified party thereunder, shall contribute to the amount paid or payable by such indemnified party as a result of such losses, claims, damages or liabilities (i) in such proportion as is appropriate to reflect the relative benefits received by the Corporation on the one hand and the indemnified party or parties on the other hand from the offering of the Shares or (ii) if the allocation provided by clause 10(c)(i) above is not permitted by applicable law, in such proportion as is appropriate to reflect not only the relative benefits referred to in clause 10(c)(i) above but also the relative fault of the Corporation on the one hand and of the indemnified party or parties on the other hand in connection with the statements or omissions that resulted in such losses, claims, damages or liabilities, as well as any other relevant equitable considerations. The relative benefits received by the Corporation on the one hand and the Underwriters on the other hand in connection with the offering of the Shares shall be deemed to be in the same respective proportions as the net proceeds from the offering of the Shares (before deducting expenses) received by the Corporation and the total underwriting discounts and commissions received by the Underwriters, in each case as set forth in the table on the cover of each of the Prospectuses, bear to the aggregate Public Offering Price of the Shares. The relative fault of the Corporation on the one hand and the Underwriters on the other hand shall be determined by reference to, among other things, whether the untrue or alleged untrue statement of a material fact or the omission or alleged omission to state a material fact relates to information supplied by the Corporation or by the Underwriters and the parties’ relative intent, knowledge, access to information and opportunity to correct or prevent such statement or omission. The Underwriters’ respective obligations to contribute pursuant to this Section 10 are several in proportion to the respective number of Shares they have purchased hereunder, and not joint (nor joint and several).

(d) The Corporation and the Underwriters agree that it would not be just or equitable if contribution pursuant to this Section 10 were determined by pro rata allocation (even if the Underwriters were treated as one entity for such purpose) or by any other method of allocation that does not take account of the equitable considerations referred to in Section 10(c). The amount paid or payable by an indemnified party as a result of the losses, claims, damages and liabilities referred to in Section 10(c) shall be deemed to include, subject to the limitations set forth above, any legal or other expenses reasonably incurred by such indemnified party in connection with investigating or defending any such action or claim. Notwithstanding the provisions of this Section 10, (i) no Underwriter shall be required to contribute any amount in excess of the amount by which the total price at which the Shares underwritten by it and distributed to the public were offered to the public exceeds the amount of any damages that such Underwriter has otherwise been required to pay by reason of such untrue or alleged untrue statement or omission or alleged omission and (ii) no person guilty of fraudulent misrepresentation (within the meaning of Section 11(f) of the Securities Act) shall be entitled to contribution from any person who was not guilty of such fraudulent misrepresentation. The remedies provided for in this Section 10 are not exclusive and shall not limit any rights or remedies which may otherwise be available to any indemnified party at law or in equity or otherwise.

(e) The indemnity and contribution provisions contained in this Section 10 and the representations, warranties and other statements of the Corporation contained in this Agreement shall remain operative and in full force and effect regardless of (i) any termination of this Agreement, (ii) any investigation made by or on behalf of any Underwriter, and any of their respective officers, employees or agents, any person controlling any Underwriter, or any affiliate of any Underwriter, or by or on behalf of the Corporation, its officers or directors or any person controlling the Corporation and (iii) acceptance of and payment for any of the Shares.

(f) The indemnifying party hereby acknowledges and agrees that, with respect to this Section 10, the Underwriters are contracting on their own behalf and as agents for their affiliates, directors, officers, employees and agents and their respective affiliates, directors, officers, employees and agents (collectively, the “Beneficiaries”). In this regard, each of the Underwriters will act as trustee for the Beneficiaries of the covenants of the indemnifying party under this Section 10 with respect to the Beneficiaries and accepts these trusts and will hold and enforce those covenants on behalf of the Beneficiaries.

(g) Provided that DBSI has not terminated and cancelled its obligations under this Agreement to purchase the Shares in accordance with Section 11, DBSI agrees that if any losses (other than loss of profits), claims, damages and liabilities (including, without limitation, any legal or other expenses reasonably incurred in connection with defending or investigating any such action or claim) (collectively, “Claims”) are made against an indemnified party (and such Claims did not include DBSI on the basis that DBSI did not sign the underwriters’ certificate to the Prospectuses and such Claims would have included DBSI if it had signed such certificate) under Section 130 of the Securities Act (Ontario), or the equivalent provisions of the Canadian Securities Laws in the other Canadian Qualifying Jurisdictions, based upon a misrepresentation or alleged misrepresentation in the Prospectuses, and such indemnified party is determined by a court of competent jurisdiction or other governmental authority in a final judgment or decision from which no appeal can be made to be liable pursuant to such laws in respect of such Claims and such indemnified party does pay such Claims (the “Liability Amount”), then DBSI shall indemnify such indemnified party from against the Liability Amount for DBSI’s pro rata share of such Liability Amount, on the basis of and assuming that DBSI had signed the underwriters’ certificate to the Prospectuses, but only to the extent of its underwriting obligation under Section 3. DBSI shall further indemnify such indemnified party, without regard to the final outcome of any such Claims, for DBSI’s pro rata share of any legal and other expenses reasonably incurred and paid by such indemnified party in connection with the investigation or defense of any such Claims (the “Indemnified Expenses”). For the purposes of determining the aggregate amount that DBSI is obligated to indemnify all other indemnified parties, “pro rata” will be based on the number of Firm Shares set forth opposite the name of each Underwriter in Schedule I divided by the total number of Firm Shares as compared to the total number of Firm Shares. For the avoidance of doubt, the maximum aggregate amount which DBSI is required to indemnify the other indemnified parties under this Section 10(g) shall be the lesser of (i) 8.0% of the total Liability Amount and Indemnified Expenses and (ii) the total public offering price of the Shares DBSI is required to place or purchase pursuant to this Agreement. The amount payable by DBSI to the indemnified parties pursuant to this Section 10(g) shall be reduced to the extent that DBSI is required to pay damages directly to plaintiffs under Canadian Securities Laws in connection with the Claim or Claims that are the subject matter of the indemnification being sought. Further, DBSI will only be required to make payment to an indemnified party pursuant to this Section 10(g) if such indemnified party has used reasonable commercial efforts to be reimbursed for the Liability Amount and Indemnified Expenses pursuant to Section 10 but has not been fully reimbursed. If any Claim is asserted against any indemnified party that is or may be subject to indemnification under this Section 10(g), the indemnified party will notify DBSI in writing as soon as possible of the particulars of such Claim (but the omission so to notify DBSI of any potential Claim shall not relieve DBSI from any liability which it may have to any indemnified party and any omission so to notify DBSI of any actual Claim shall affect DBSI’s liability only to the extent that DBSI is actually and materially prejudiced by that failure). DBSI agrees that to the extent DBSI is not a party to such Claim the other Underwriters will be entitled to conduct the defence of any such action or proceeding brought to enforce such Claim, and DBSI’s liability hereunder shall not be reduced in any way based upon the conduct of such defense unless the indemnified party are determined to be grossly negligent (by a court of competent jurisdiction in a final judgment from which no appeal can be made) in conducting such defence. The Underwriters shall provide DBSI with notice of any material developments in the action or proceeding. With respect to any indemnified party who is not a party to this Agreement, the Underwriters other than DBSI shall obtain and hold the rights and benefits of this Section 10(g) in trust for and on behalf of DBSI.

11. Termination. Each Underwriter shall be entitled, at such Underwriter’s sole option, to terminate and cancel, without any liability on such Underwriter’s part, its obligations under this Agreement to purchase the Firm Shares and the Additional Shares, if any, by giving written notice to that effect to the Corporation at or prior to the Closing Date or the Option Closing Date, as applicable, if after the execution and delivery of this Agreement and prior to the Closing Date or the Option Closing Date, as applicable (i) trading generally shall have been suspended or materially limited on, or by, as the case may be, either of the TSX or the NYSE, (ii) a material disruption in securities settlement, payment or clearance services in Canada or the United States shall have occurred, (iii) any moratorium on commercial banking activities shall have been declared by Canadian or United States authorities, (iv) any inquiry, investigation or proceeding in relation to the Corporation or its directors or officers, whether formal or informal, is commenced, announced, or threatened, which, in the opinion of that Underwriter, acting in good faith, would reasonably be expected to have a Material Adverse Effect, (v) any law or regulation under or pursuant to any statute of Canada or of any province thereof, or of the United States or any state or territory thereof, is promulgated or changed which in the opinion of that Underwriter, acting in good faith, operates to prevent or materially restrict the distribution or trading of the Shares or which, in the opinion of that Underwriter, acting in good faith, would reasonably be expected to have a material adverse effect on the market price or value of the Shares or a Material Adverse Effect, (vi) there is, in the opinion of that Underwriter, acting in good faith, a material change or a change in any material fact or a new material fact arises that would reasonably be expected to have a material adverse effect on the market price or value of the Shares or a Material Adverse Effect, (vii) there shall have occurred any catastrophe, accident, natural disaster, public protest, war, outbreak or escalation of hostilities or terrorist action, or any change in financial markets, currency exchange rates or controls or any calamity or crisis, or any other occurrence of any nature whatsoever, that, in that Underwriter’s judgment, is material and adverse and which, singly or together with any other event specified in this clause, makes it, in that Underwriter’s judgment, impracticable or inadvisable to proceed with the offer, sale or delivery of the Shares on the terms and in the manner contemplated in the Time of Sale Prospectus or the Prospectuses, (viii) there should develop, occur or come into effect or existence any event, action, state, condition or major financial occurrence of national or international consequence or any law or regulation which, in the opinion of that Underwriter, seriously adversely affects, or involves, or will seriously adversely affect, or involve, the financial markets or the business, operations or affairs of the Corporation and its subsidiaries (taken as a whole), or (ix) the Corporation is in breach of any material term, condition or covenant of this Agreement or any representation or warranty given by the Corporation in this Agreement is false or becomes false in any material respect.

12. Effectiveness; Defaulting Underwriters. This Agreement shall become effective upon the execution and delivery hereof by the parties hereto.

If, on the Closing Date or an Option Closing Date, as the case may be, any one or more of the Underwriters shall fail or refuse to purchase Shares that it has or they have agreed to purchase hereunder on such date, the other Underwriters shall have the right to purchase, but not the obligation to purchase, in the proportions that the number of Firm Shares set forth opposite their respective names in Schedule I bears to the aggregate number of Firm Shares set forth opposite the names of all such non defaulting Underwriters, or in such other proportions as you may specify, the Shares which such defaulting Underwriter or Underwriters agreed but failed or refused to purchase on such date. If, on the Closing Date, any Underwriter or Underwriters shall fail or refuse to purchase Firm Shares and the aggregate number of Firm Shares with respect to which such default occurs is more than one tenth of the aggregate number of Firm Shares to be purchased on such date, and non-defaulting Underwriters have not elected to purchase such default Shares within 36 hours after such default, then each non-defaulting Underwriter shall have the several right to terminate its purchase obligation under this Agreement without any liability to it, and the Corporation shall have the right to proceed with the sale of the Shares (less the defaulted shares and any other terminations by the Underwriters) to the remaining Underwriters or to terminate this Agreement without liability on the part of any non-defaulting Underwriter or the Corporation. In any such case either you or the Corporation shall have the right to postpone the Closing Date, but in no event for longer than seven days, in order that the required changes, if any, in the Registration Statement, in the Time of Sale Prospectus, in the Prospectuses or in any other documents or arrangements may be effected. If, on an Option Closing Date, any Underwriter or Underwriters shall fail or refuse to purchase Additional Shares and the aggregate number of Additional Shares with respect to which such default occurs is more than one tenth of the aggregate number of Additional Shares to be purchased on such Option Closing Date, the non-defaulting Underwriters shall have the option to (i) terminate their obligation hereunder to purchase the Additional Shares to be sold on such Option Closing Date or (ii) purchase not less than the number of Additional Shares that such non defaulting Underwriters would have been obligated to purchase in the absence of such default. Any action taken under this paragraph shall not relieve any defaulting Underwriter from liability in respect of any default of such Underwriter under this Agreement.

If this Agreement shall be terminated by the Underwriters, or any of them, because of any failure or refusal on the part of the Corporation to comply with the terms or to fulfill any of the conditions of this Agreement, or if for any reason the Corporation shall be unable to perform its obligations under this Agreement, the Corporation will reimburse the Underwriters or such Underwriters as have so terminated this Agreement with respect to themselves, severally, for all out of pocket expenses (including the fees and disbursements of their counsel) reasonably incurred by such Underwriters in connection with this Agreement or the offering contemplated hereunder. In all other instances, the Underwriters shall be solely responsible for their out-of-pocket expenses (including the fees and disbursements of their counsel) in connection with the transactions contemplated by this Agreement.

13. Entire Agreement.

(a) This Agreement represents the entire agreement between the Corporation and the Underwriters with respect to the preparation of any Preliminary Prospectus, the Time of Sale Prospectus, the Prospectuses, the conduct of the offering, and the purchase and sale of the Shares, and supersedes all prior agreements, understandings, negotiations and discussions, whether written or oral, between those parties with respect to their respective rights and obligations in respect of the transactions contemplated under this Agreement, including, for greater certainty, that certain letter agreement, by and between the Bookrunners and the Corporation, dated August 8, 2016, which is hereby terminated.

(b) The Corporation acknowledges that in connection with any activity that the Underwriters may undertake or have undertaken in furtherance of the offering, either before or after the date hereof: (i) the Underwriters have acted at arm’s length, are not agents of, and have assumed no, and owe no, fiduciary or advisory duties to the Corporation or any of its subsidiaries, their respective management, shareholders or creditors or any other person, (ii) the Underwriters owe the Corporation only those duties and obligations set forth in this Agreement, and (iii) the Underwriters may have interests that differ from those of the Corporation. The Underwriters hereby expressly disclaim any fiduciary or similar obligations to the Corporation or any of its subsidiaries, either in connection with the transactions contemplated by this Agreement or any matters leading up to such transactions, and the Corporation hereby confirms its understanding and agreement to that effect. The Corporation waives and releases, to the full extent permitted by applicable law, any claims it may have against the Underwriters arising from any actual, potential or alleged breach of any fiduciary or similar duty to the Corporation in connection with the transactions contemplated by this Agreement or any maters leading up to such transactions.

14. Survival. The representations, warranties, covenants, indemnities and contribution obligations of the Corporation contained in this Agreement shall survive the termination or completion of the transaction contemplated under this Agreement and remain in full force and effect thereafter for the benefit of the Underwriters until the later of (x) the third anniversary of the Closing Date and (y) the latest date under Canadian Securities Laws or the Securities Act, as applicable, that a purchaser of Shares may be entitled to commence an action or exercise a right of rescission, with respect to a misrepresentation contained in the Time of Sale Prospects or either of the Prospectuses, regardless in each case (x) and (y) of (i) any investigation made by or on behalf of the Underwriters, (ii) delivery of and payment for the Shares and (iii) any subsequent disposition by the Underwriters of the Shares. The provisions of this Section 14 shall not apply if the Underwriters do not purchase any of the Shares. In such circumstances there shall be no further liability of the Company to the Underwriters under the terms of this Agreement except in respect of any liability that may have arisen or may thereafter arise under Section 8(l) or Section 10.

15. Action by the Underwriters. All steps which must or may be taken by the Underwriters in connection with this Agreement, with the exception of matters relating to termination, waiver and the settlement of any indemnity claim may be taken by you on your behalf and on behalf of the other Underwriters, and the execution of this Agreement shall constitute the Corporation’s authority for accepting notification of any such steps or instructions by you.

16. TMX Group. Each of TDSI, NBFI, CIBC World Markets Inc. and Scotia Capital Inc. or an affiliate thereof, owns or controls an equity interest in TMX Group Limited (“TMX Group”) and has a nominee director serving on the TMX Group’s board of directors. As such, each such investment dealer may be considered to have an economic interest in the listing of securities on any exchange owned or operated by TMX Group, including the TSX, the TSX Venture Exchange and the Alpha Exchange. No person or company is required to obtain products or services from TMX Group or its affiliates as a condition of any such dealer supplying or continuing to supply a product or service.

17. Counterparts. This Agreement may be signed in two or more counterparts (including by facsimile or pdf), each of which shall be an original, with the same effect as if the signatures thereto and hereto were upon the same instrument.

18. Applicable Law. This Agreement shall be governed by and construed in accordance with the laws of the Province of Ontario and the federal laws of Canada applicable therein.

19. Headings. The headings of the sections of this Agreement have been inserted for convenience of reference only and shall not be deemed a part of this Agreement.

20. Notices. All communications hereunder shall be in writing and effective only upon receipt and if to the Underwriters shall be delivered, mailed or sent to you in care of TD Securities Inc., 66 Wellington Street West, TD Bank Tower, 8th Floor, Toronto, Ontario M5K 1A2, National Bank Financial Inc., The Exchange Tower, 130 King Street West, Suite 3200, Toronto, Ontario M5X 1J9 and Morgan Stanley Canada Limited, 181 Bay Street, Suite 3700, Toronto, Ontario M5J 2T3, with a copy (which shall not constitute notice to the Underwriters) to Davies Ward Phillips & Vineberg LLP, 155 Wellington Street West, Toronto, Ontario, M5V 3J7, Attn: David Wilson and with a copy (which shall not constitute notice to the Underwriters) to Skadden, Arps, Slate, Meagher & Flom LLP, 222 Bay Street, Suite 1750, P.O. Box 258, Toronto, Ontario, M5K 1J5, Attn: Riccardo Leofanti; if to the Corporation shall be delivered, mailed or sent to IAMGOLD Corporation, Attn: Jeffery Snow, General Counsel and Senior Vice President, Business Development, 401 Bay Street, Suite 3200, P.O. Box 153, Toronto, Ontario, M5H 2Y4, with a copy (which shall not constitute notice to the Corporation) to Fasken Martineau DuMoulin LLP, 333 Bay Street, Suite 2400, P.O. Box 20, Toronto, Ontario, M5H 2T6, Attn: John Turner and with a copy (which shall not constitute notice to the Corporation) to Paul, Weiss, Rifkind, Wharton & Garrison LLP, 77 King Street West, Suite 3100, Toronto, ON M5K 1J3, Attn: Adam M. Givertz.

21. Severability. If any provision of this Agreement is determined to be void or unenforceable, in whole or in part, such void or unenforceable provision shall not affect or impair the validity of any other provision of this Agreement and shall be severable from this Agreement.

22. No Amendment or Waiver. No amendment or waiver of any provision of this Agreement shall be binding on either party unless consented to in writing by such party. No waiver of any provision of this Agreement shall constitute a waiver of any other provision, nor shall any waiver of any provision of this Agreement constitute a continuing waiver unless otherwise expressly provided.

23. Time of The Essence. Time shall be of the essence in this Agreement and, following any waiver or indulgence by any party, time shall again be of the essence of this Agreement.

24. Language. The parties have expressly required this Agreement and all other documents required or permitted to be given or entered into pursuant hereto to be drawn up in the English language only. Les parties ont expressément demandé que la présente convention de prise ferme ainsi que tout autre document à être ou pouvant être donné ou conclu en vertu des dispositions des présentes, soient rédigés en langue anglaise seulement.

[Signature pages follow.]

Very truly yours,

IAMGOLD CORPORATION

By:	(Signed) Carol Banducci
	Name:	Carol Banducci
	Title:	EVP and CFO

[Signature page to underwriting agreement]

Accepted as of the date hereof

By:	TD SECURITIES INC.

	By:	(Signed) Michael Faralla
		Name:	Michael Faralla
		Title:	Managing Director

By:	NATIONAL BANK FINANCIAL INC.

	By:	(Signed) Jason Ellefson
		Name:	Jason Ellefson
		Title:	Managing Director

By:	MORGAN STANLEY CANADA LIMITED

	By:	(Signed) Richard Tory
		Name:	Richard Tory
		Title:	Managing Director

By:	CITIGROUP GLOBAL MARKETS CANADA INC.

	By:	(Signed) Grant Kernaghan
		Name:	Grant Kernaghan
		Title:	Managing Director

By:	DEUTSCHE BANK SECURITIES INC.

	By:	(Signed) Mark Schwartz
		Name:	Mark Schwartz
		Title:	Managing Director

	By	(Signed) Benjamin Marsh
		Name:	Benjamin Marsh
		Title:	Director

[Signature page to underwriting agreement]

By:	GMP SECURITIES L.P.

	By:	(Signed) Ron D’Ambrosio
		Name:	Ron D’Ambrosio
		Title:	Managing Director

By:	CANACCORD GENUITY CORP.

	By:	(Signed) Craig Warren
		Name:	Craig Warren
		Title:	Managing Director

By:	CIBC WORLD MARKETS INC.

	By:	(Signed) Chris Gratias
		Name:	Chris Gratias
		Title:	Managing Director

By:	CORMARK SECURITIES INC.

	By:	(Signed) Darren Wallace
		Name:	Darren Wallace
		Title:	Managing Director

By:	PARADIGM CAPITAL INC.

	By:	(Signed) Bruno Kaiser
		Name:	Bruno Kaiser
		Title:	Partner

[Signature page to underwriting agreement]

By:	RAYMOND JAMES LTD.

	By:	(Signed) John Willett
		Name:	John Willett
		Title:	Managing Director

By:	SCOTIA CAPITAL INC.

	By:	(Signed) Elian Terner
		Name:	Elian Terner
		Title:	Managing Director

By:	CREDIT SUISSE SECURITIES (CANADA), INC.

	By:	(Signed) Matthew Hind
		Name:	Matthew Hind
		Title:	Managing Director

By:	MACQUARIE CAPITAL MARKETS CANADA LTD.

	By:	(Signed) David Cobbold
		Name:	David Cobbold
		Title:	Managing Director

	By	(Signed) David Cobbold
		Name:	Leif Nilsson
		Title:	Senior Vice President

[Signature page to underwriting agreement]

SCHEDULE I

Underwriter	Number of Firm Shares To Be Purchased
TD Securities Inc.	6,216,000
National Bank Financial Inc.	6,216,000
Morgan Stanley Canada Limited	6,216,000
Citigroup Global Markets Canada Inc.	3,108,000
Deutsche Bank Securities Inc.	3,108,000
GMP Securities L.P.	3,108,000
Canaccord Genuity Corp.	1,554,000
CIBC World Markets Inc.	1,554,000
Cormark Securities Inc.	1,554,000
Paradigm Capital Inc.	1,554,000
Raymond James Ltd.	1,554,000
Scotia Capital Inc.	1,165,500
Credit Suisse Securities (Canada), Inc.	1,165,500
Macquarie Capital Markets Canada Ltd.	777,000
Total:	38,850,000

SCHEDULE II

Time of Sale Prospectus

U.S. Preliminary Prospectus.

Term sheet dated August 8, 2016, substantially in the form of Schedule II A.

Schedule II A

(Please see attached.)

IAMGOLD CORPORATION

TREASURY OFFERING OF COMMON SHARES	August 8, 2016

A final base shelf prospectus containing important information relating to the securities described in this document has been filed with the securities regulatory authorities in each of the provinces and territories of Canada other than Quebec. A copy of the final base shelf prospectus, any amendment to the final base shelf prospectus and any applicable shelf prospectus supplement that has been filed, is required to be delivered with this document.

This document does not provide full disclosure of all material facts relating to the securities offered. Investors should read the final base shelf prospectus, any amendment and any applicable shelf prospectus supplement for disclosure of those facts, especially risk factors relating to the securities offered, before making an investment decision.

ISSUER:	IAMGOLD Corporation (“IAMGOLD” or the “Company”)

AMOUNT:	US$200,077,500

ISSUE:	Treasury offering of 38,850,000 common shares of the Company (the “Common Shares”).

ISSUE PRICE:	US$5.15 per Common Share

OVER-ALLOTMENT OPTION:	The Company has granted the Underwriters an option, exercisable at the Issue Price at any time up to 30 days following the closing of the offering, to purchase up to an additional 15% of the offering to cover over-allotments, if any.

USE OF PROCEEDS:	The Company plans to use the net proceeds of the offering to strengthen its balance sheet, by reducing indebtedness, and to fund future growth. The Company will use up to approximately US$150 million of the net proceeds to fund its concurrently announced tender offer for its outstanding 6.75% senior notes. The Company intends to use the remainder of the net proceeds to fund internal growth projects, including the expansion of the Sadiola mine, subject to the timely approval of its joint venture partner to proceed, for future debt reduction and for general corporate purposes.

LISTING:	Application will be made to list the Common Shares on the Toronto Stock Exchange (the “TSX”) and on the New York Stock Exchange (the “NYSE”). Listing will be subject to fulfilling all the listing requirements of the TSX and NYSE, respectively. The existing common shares of the Company are listed on the TSX under the symbol “IMG” and the NYSE under the symbol “IAG”.

FORM OF OFFERING:	Bought public offering by way of a shelf prospectus and prospectus supplement in all provinces and territories of Canada other than Quebec and pursuant to the multijurisdictional disclosure system in the United States.

ELIGIBILITY:	Eligible for RRSPs, RRIFs, RESPs, TFSAs, RDSPs and DPSPs.

BOOKRUNNERS:	TD Securities Inc., National Bank Financial Inc. and Morgan Stanley Canada Ltd.

UNDERWRITING FEE:	4.00%

CLOSING:	August 16, 2016

The Company has filed a registration statement (including a prospectus) with the United States Securities and Exchange Commission (“SEC”) for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the Company has filed with the SEC for more complete information about the Company and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov.

Alternatively, the Company, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you may request it from TD Securities Inc. in Canada, Attention: Symcor, NPM (tel: 289-360-2009, email: sdcconfirms@td.com), 1625 Tech Avenue, Mississauga ON L4W 5P5; or from TD Securities (USA) LLC in the United States. (tel: 212-827-7392), 31 W 52nd Street, New York NY 10019 or from National Bank Financial Inc. by phone at (416) 869-6534 or email at ECM-Origination@nbc.ca or from Morgan Stanley Canada Ltd., Attention: Prospectus Department, 180 Varick Street, 2nd Floor, New York, NY 10014. A copy of the prospectus included in the registration statement filed with the SEC may be found in such registration statement at the link below:

https://www.sec.gov/Archives/edgar/data/1203464/000119312516530887/d170590df10a.htm

Nothing in this communication shall be construed as an offer to purchase or a solicitation of an offer to sell any 6.75% senior notes. The offering is not conditioned upon the consummation of the tender offer.

SCHEDULE III

Press release dated August 8, 2016, substantially in the form of Schedule III-A

TSX: IMG    NYSE: IAG

IAMGOLD ANNOUNCES $200 MILLION BOUGHT DEAL FINANCING

All monetary amounts are expressed in U.S. dollars, unless otherwise indicated.

Toronto, Ontario, August 8, 2016 – IAMGOLD Corporation (“the Company”) today announced that it has entered into an agreement with a syndicate of underwriters led by TD Securities Inc., National Bank Financial Inc. and Morgan Stanley Canada Ltd., pursuant to which they have agreed to purchase, on a bought deal basis, 38,850,000 common shares of the Company at a price of $5.15 per common share (the “Offering Price”), for aggregate gross proceeds to the Company of approximately $200 million (the “Offering”). The underwriters will also have the option, exercisable in whole or in part, at any time up to 30 days following the closing of the Offering, to purchase up to an additional 5,827,500 common shares at the Offering Price to cover over-allotments, if any. In the event that the option is exercised in its entirety, the aggregate gross proceeds of the Offering to the Company will be approximately $230 million.

The Company plans to use the net proceeds of the Offering to strengthen its balance sheet, by reducing indebtedness, and to fund future growth. The Company will use up to approximately $150 million of the net proceeds to fund its concurrently announced tender offer for its outstanding 6.75% senior notes. The Company intends to use the remainder of the net proceeds to fund internal growth projects, including the expansion of the Sadiola mine, subject to the timely approval of its joint venture partner to proceed, for future debt reduction and for general corporate purposes.

The Company expects to file a preliminary prospectus supplement to its existing base shelf prospectus on or about August 8, 2016 and intends to file a final prospectus supplement to its existing base shelf prospectus on or about August 9, 2016, in each case with the securities regulatory authorities in each of the provinces and territories in Canada, other than the Province of Québec, and the U.S. Securities and Exchange Commission (“SEC”).

The Offering is scheduled to close on or about August 16, 2016, and is subject to certain conditions including, but not limited to, the receipt of all necessary approvals including the approval of the Toronto Stock Exchange and the New York Stock Exchange.

The tender offer is being made on the terms and subject to the conditions set forth in the offer to purchase relating to the tender offer, as such terms and conditions may be amended. The Offering is not conditioned upon the consummation of the tender offer. Nothing in this news release shall be construed as an offer to purchase or a solicitation of an offer to sell any 6.75% senior notes.

The Company has filed a registration statement (including the existing base shelf prospectus) with the SEC for the Offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the Company has filed with the SEC for more complete information about the Company and the Offering. The Company has also filed the existing base shelf prospectus with the securities regulatory authorities in each of the provinces and territories in Canada, other than the Province of Québec. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov or via SEDAR at www.sedar.com. Alternatively, the Company, any underwriter or any dealer participating in the Offering will arrange to send you the prospectus if you request it from TD Securities Inc. in Canada, Attention: Symcor, NPM (tel: 289-360-2009, email: sdcconfirms@td.com), 1625 Tech Avenue, Mississauga ON L4W 5P5; or from TD Securities (USA) LLC in the United States (tel: 212-827-7392), 31 W 52nd Street, New York NY 10019 or from National Bank Financial Inc. by phone at (416) 869-6534 or email at ECM-Origination@nbc.ca or from Morgan Stanley Canada Ltd., Attention: Prospectus Department, 180 Varick Street, 2nd Floor, New York, NY 10014. A copy of the prospectus included in the registration statement filed with the SEC may be found in such registration statement at the link below:

https://www.sec.gov/Archives/edgar/data/1203464/000119312516530887/d170590df10a.htm

This news release shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the common shares in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of that jurisdiction.

Forward Looking Statements

This news release contains forward-looking statements. All statements, other than of historical fact, that address activities, events or developments that the Company believes, expects or anticipates will or may occur in the future (including, without limitation, statements with respect to the timing of the completion and size of the Offering and the use of the proceeds of the Offering, statements with respect to the expected completion of the tender offer and the aggregate amount of 6.75% senior notes to be purchased pursuant to the tender offer, statements regarding expected, estimated or planned gold production, cash costs, margin expansion, capital expenditures and exploration expenditures and statements regarding the estimation of mineral resources, exploration results, potential mineralization, potential mineral resources and mineral reserves) are forward-looking statements. Forward-looking statements are generally identifiable by use of the words “will”, “continue”, “expect”, “estimate”, “intend”, “to have”, “plan” or “project” or the negative of these words or other variations on these words or comparable terminology. Forward-looking statements are subject to a number of risks and uncertainties, many of which are beyond the Company’s ability to control or predict, that may cause the actual results of the Company to differ materially from those discussed in the forward-looking statements. Factors that could cause actual results or events to differ materially from current expectations include, among other things, without limitation, risks inherent to completion of the Offering, failure to meet expected, estimated or planned gold production, cash costs, margin expansion, capital expenditures and exploration expenditures and failure to establish estimated mineral resources, the possibility that future exploration results will not be consistent with the Company’s expectations, changes in world gold markets and other risks disclosed in IAMGOLD’s most recent Form 40-F/Annual Information Form on file with the SEC and Canadian provincial securities regulatory authorities. Any forward-looking statement speaks only as of the date on which it is made and, except as may be required by applicable securities laws, the Company disclaims any intent or obligation to update any forward-looking statement.

About IAMGOLD

IAMGOLD is a mid-tier mining company with four operating gold mines on three continents. A solid base of strategic assets in Canada, South America and Africa is complemented by development and exploration projects and continued assessment of accretive acquisition opportunities. IAMGOLD is in a strong financial position with extensive management and operational expertise.

For further information please contact:

Bob Tait, VP Investor Relations, IAMGOLD Corporation

Tel: (416) 360-4743 Mobile: (647) 403-5520

Laura Young, Director Investor Relations, IAMGOLD Corporation

Tel: (416) 933-4952 Mobile: (416) 670-3815

Toll-free: 1-888-464-9999 info@iamgold.com

SCHEDULE IV

Form of Lock-Up Letter

Form of Lock-up Letter

August     , 2016

TD Securities Inc.

National Bank Financial Inc.

Morgan Stanley Canada Limited

Citigroup Global Markets Canada Inc.

Deutsche Bank Securities Inc.

GMP Securities L.P.

Canaccord Genuity Corp.

CIBC World Markets Inc.

Cormark Securities Inc.

Paradigm Capital Inc.

Raymond James Ltd.

Scotia Capital Inc.

Credit Suisse Securities (Canada), Inc.

Macquarie Capital Markets Canada Ltd.

c/o TD Securities Inc.

66 Wellington Street West

TD Bank Tower, 8th Floor

Toronto, ON M5K 1A2

Dear Sirs/Mesdames:

In connection with the Underwriting Agreement dated August 9, 2016 (the “Underwriting Agreement”) entered into among you and IAMGOLD Corporation (the “Corporation”), pursuant to which the Corporation has agreed, subject to the terms thereof, to sell to you an aggregate of 38,850,000 common shares of the Corporation, the undersigned hereby agrees not to sell, or agree to sell (or announce any intention to do so), or otherwise transfer or dispose of any of the economic consequences of ownership of, any of the undersigned’s common shares of the Corporation or securities exchangeable or convertible into common shares of the Corporation for a period of 90 days from the Closing Date (as such term is defined in the Underwriting Agreement) without the prior written consent of each of TD Securities Inc., National Bank Financial Inc., and Morgan Stanley Canada Limited which consent will not be unreasonably withheld; provided that nothing herein shall prevent or restrict the undersigned from transferring or disposing of common shares of the Corporation or securities or other financial instruments convertible into or having the right to acquire common shares of the Corporation to (i) a registered charity or foundation with a charitable purpose, (ii) to the spouse, domestic partner, parent, sibling, child or grandchild (each, an “immediate family member”) of the undersigned or to a trust formed for the benefit of the undersigned or of an immediate family member of the undersigned, (iii) as a bona fide gift or by will or intestacy or other testamentary document or applicable laws of descent; provided that each transferee in the case of each of clauses (i), (ii) and (iii) shall sign and deliver a lock-up agreement substantially in the form of this letter agreement prior to or upon such transfer, (iv) in connection with the payment of withholding taxes due in connection with the vesting, exercise or settlement of options, warrants, restricted stock awards, restricted stock units or other share-based awards, (v) by operation of law, including pursuant to a qualified domestic order or in connection with a divorce settlement, (vi) pursuant to a bona fide third party tender offer, take-over bid, insider bid, issuer bid, merger, arrangement, amalgamation, business combination, consolidation or other similar transaction, or (vii) to the Corporation.

This Agreement shall be governed by, and construed in accordance with, the laws of the Province of Ontario and the federal laws of Canada applicable therein and may be executed by facsimile or .pdf signature and as so executed shall constitute an original.

Very truly yours,

Name:
Title: